CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007, and the notes thereto.

Throughout this discussion, references are made to EBITDA which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses, and to EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) attributable to the Company before specific items, net earnings (loss) per share attributable to the Company’s common shareholders and free cash flow.  Management believes these measures are useful in evaluating the performance of the Company and its business segments.  As United States (“U.S.”) generally accepted accounting principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation and reconciliation of these non-GAAP measures are provided in Section 10, “Non-GAAP measures”.

In this MD&A, the term “tonne” and the symbol “MT” refer to a metric tonne and the term “ton” and the symbol “ST” refer to a short ton, a measure of weight equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.  Use of these symbols is in accordance with industry practice.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars.  The term “dollars” and the symbols “$” and “CDN$” refer to Canadian dollars and the term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this MD&A is as at March 11, 2010, which is the date of filing in conjunction with the Company’s press release announcing its results for the fourth quarter and 12 months ended December 31, 2009.  Disclosure contained in this document is current to March 11, 2010, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for the Company’s products, product prices and advertising levels, production volumes, future cash flows and liquidity, covenant compliance, severance obligations, the negative impact on EBITDA of a decline in directory volumes and prices in 2010, strength of markets, achievement of synergies, availability of fibre, curtailment of operations, and the impact of labour disruptions affecting suppliers.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, levels of advertising spending and circulation, the outlook for inventories, production and pricing, the Company’s ability to successfully obtain cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials and energy, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in Section 14 of this MD&A under the heading "Risks and uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

Table of Contents

		Page
1	Overview and highlights	4
2	Segmented results - annual	22
3	Segmented results - quarterly	32
4	Financial condition	39
5	Liquidity and capital resources	40
6	Related party transactions	47
7	Contingent liabilities	47
8	Off-balance sheet arrangements	49
9	Summary of quarterly results	50
10	Non-GAAP measures	51
11	Critical accounting policies and estimates	55
12	Changes in accounting policies	61
13	Impact of accounting pronouncements affecting future periods	62
14	Risks and uncertainties	63
15	Sensitivity analysis	78
16	Outlook	79
17	Disclosure controls and internal control over financial reporting	81
18	Outstanding share data	83

1	OVERVIEW AND HIGHLIGHTS

Overview of the business

The Company is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market pulp and owns western Canada’s largest paper recycling facility.  The Company has a combined annual capacity of 2,507,000 tonnes of product at five mills, including its paper recycling facility, located within a 160-kilometre radius of its head office in Richmond, British Columbia (“B.C.”), Canada and one mill located in Snowflake, Arizona, United States of America.

The Company is the largest producer of specialty printing papers and newsprint in western North America.  The Company’s specialty printing papers include lightweight coated paper, uncoated mechanical papers, and directory paper.  The Company is the only producer of lightweight coated paper in western North America.

The Company’s products are sold by its sales and marketing personnel in North America and through distributors and agents in other geographic markets.  These products are shipped by a combination of rail, truck and barge for customers located in North America and by break-bulk and deep-sea container vessels for customers located overseas.

The Company’s business comprises three segments:  Specialty printing papers, newsprint, and pulp.  Production and production curtailment volumes in the three business segments in the years ended December 31 were as follows:

Specialty printing papers

The specialty printing papers segment consists of lightweight coated (“LWC”) and uncoated mechanical papers such as soft-calendered (“SC”) and machine-finished (“MF”) high-brights and super-brights and directory paper.  These specialty printing paper grades can be manufactured on all but one of the Company’s paper machines1 at Port Alberni, Crofton, Elk Falls, Powell River and Snowflake.  The specialty printing papers business segment has a total production capacity of 1,112,000 tonnes.

The Company’s largest business segment is specialty printing papers which generated 68% of 2009 consolidated sales revenue.  The Company’s specialty printing papers are sold to a diversified customer base consisting of retailers, magazine and catalogue publishers, commercial printers and telephone directory publishers.  In 2009, 92% of specialty printing papers sales volume was sold to customers in North America.

Newsprint

Newsprint can be manufactured on seven1 paper machines at Crofton, Elk Falls, Powell River and Snowflake. The newsprint business segment has a total annual production capacity of 992,000 tonnes.

Newsprint sales generated 26% of 2009 consolidated sales revenue.  The newsprint customer base consists primarily of newspaper publishers located in western and central North America, Asia and Latin America.  In 2009, 74% of newsprint sales volume was sold to customers in North America.

Pulp

The pulp segment consists of Northern Bleached Softwood Kraft (“NBSK”) pulp manufactured on two pulp production lines at Crofton.  The pulp business segment has a total annual production capacity of 403,000 tonnes, of which historically, 343,000 tonnes represent market capacity with the remainder being consumed internally.  Prior to November 18, 2008, the pulp segment also included 331,000 tonnes of sawdust pulp and white top linerboard capacity at Elk Falls.  The Elk Falls sawdust pulp mill and white top linerboard operation were permanently closed on November 18, 2008 due to the unavailability of sawdust fibre.

Pulp sales generated 6% of 2009 consolidated sales revenue.  The pulp customer base is located primarily in Asia and Europe and includes producers of tissue, magazine papers, wood-free printing and writing papers and certain specialty printing paper products.  In 2009, 69% of pulp sales volume was sold to customers in Asia and 27% of pulp sales volume was sold to customers in Europe.  The Crofton pulp mill is located on tidewater and has a deep-sea vessel loading facility to enable direct-from-mill shipments to Asia and Europe.

The Company also owns the largest paper recycling facility in western Canada.  Operated in support of the business segments described above, the recycling facility has an annual production capacity of 175,000 air-dried tonnes of de-inked pulp (“DIP”), the majority of which is consumed internally.

1	The Company has 13 paper machines. The number of machines noted above reflects the ability of the Company’s machines to switch between newsprint and specialty printing paper grades.

The chart below illustrates the Company’s principal paper and pulp products and their applications, as well as the 2010 production capacity for each product.

PRODUCT PROFILE
Segment	Specialty printing papers				Newsprint	Pulp
Category	Uncoated mechanical		Lightweight coated	Directory	Newsprint	NBSK pulp
	Soft-calendered	Machine-finished
Brand names	Electrasoft Electracal Electraprime	Electrabrite Electrabrite Lite Electrastar	Electracote	Catalyst	Marathon	Crofton Kraft
Basis weight (g/m 2)	45 – 52	45 – 66.5	44.4 – 63.6	28 – 40	43 – 48.8	n/a
Applications	retail inserts, magazines, catalogues, flyers, direct mail, directories	retail inserts, magazines, supplements, flyers, direct mail, PR and corporate communication books/manuals	retail inserts, magazines, catalogues, direct mail	Telephone books, Catalogues	newspapers, retail inserts, flyers, supplements, directories	tissue, printing and writing papers, specialty paper products, containerboard
Total capacity (tonnes)	586,000 1, 3		231,000	295,000 1	992,000 1,3	403,000 2
% of total capacity	23%		9%	12%	40%	16%

The chart below illustrates the annual 2010 production capacity of the Company’s principal paper and pulp products by mill.

CAPACITY BY MILL LOCATION AND PRODUCT LINE 1
		Specialty printing papers1				Newsprint1		Pulp
Mill location	Number of paper machines	Uncoated mechanical		Lightweight coated	Directory	Newsprint		NBSK pulp

Crofton, B.C. 2, 3	3	-		-	183,000	234,000	3	403,000	2
Elk Falls, B.C. 3	3	153,000	3	-	-	373,000	3	-
Port Alberni, B.C.	2	-		231,000	112,000	-		-
Powell River, B.C.	3	368,000		-	-	104,000		-
Snowflake, Arizona	2	65,000		-	-	281,000		-
Total capacity (tonnes)		586,000		231,000	295,000	992,000		403,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
Total pulp capacity at Crofton is 403,000 tonnes, of which 343,000 tonnes are designated as market pulp with the remainder being consumed internally.  The Company indefinitely curtailed pulp production at its Crofton mill, effective March 8, 2009.  On October 5, 2009 one line of pulp production was restarted, reinstating 222,000 tonnes of production on an annualized basis.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailment.

3
The Company has indefinitely curtailed the Elk Falls No. 1 (“E1”), No. 2 (“E2”) and No. 5 (“E5”) paper machines, removing the equivalent of 153,000 tonnes of specialty printing papers production and 373,000 tonnes of newsprint production annually, and the Crofton No. 1 (“C1”) paper machine, removing 140,000 tonnes of newsprint production annually.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailments.

Geographic sales distribution

The Company’s products are sold on five continents.  North America continues to be the Company’s principal market, comprising 79% of consolidated sales volume, and is followed in significance by Asia and Australasia, Latin America, and Europe.  The consolidated sales volume distribution for 2009 was as follows:

2009 annual overview

General overview

Very weak North American advertising spending, compounded by structural changes, primarily in the newsprint and directory segments, caused unprecedented declines in demand and prices for the Company’s products during 2009.  To address the ongoing deterioration in its markets, the Company curtailed production of 48% of its 2009 newsprint capacity, 16% of its 2009 specialty printing papers capacity, and 70% of its 2009 total market pulp capacity during the year, continued to focus its efforts on improving its cost structure, and actively pursued cash conservation.  Despite these measures, the Company’s operating and net earnings, cash flow, and liquidity were severely affected by lower prices and sales volumes and by the strengthening of the Canadian dollar in the second half of the year.

Financial performance

The Company recorded a net loss attributable to the Company of $4.4 million and a net loss attributable to the Company before specific items of $58.8 million in 2009, compared to a net loss attributable to the Company of $219.8 million and a net loss attributable to the Company before specific items of $25.6 million in 2008.  The net loss attributable to the Company in 2009 included an after-tax foreign exchange gain of $64.0 million on the translation of U.S. dollar-denominated long-term debt, an after-tax gain on cancellation of long-term debt of $26.1 million, after-tax restructuring costs of $12.5 million, an after-tax impairment change of $13.1 million related to excess machine capacity in 2009, an unfavourable tax adjustment of $8.6 million and after-tax fees of $1.5 million related to the bond exchange.  EBITDA in 2009 was $103.5 million compared to $159.4 million in 2008.  EBITDA before specific items was $121.4 million, compared to $189.5 million in 2008.  Specific items in 2009 included restructuring costs of $17.9 million, compared to restructuring costs of $30.1 million in 2008.

Production curtailment

As a result of reduced customer demand and declining prices for its products, the Company undertook market-related curtailment at its paper and pulp operations during 2009 in order to match production to customer orders and manage inventories to appropriate levels.  The Elk Falls E1 paper machine, which was first curtailed in September 2007, remained curtailed throughout 2009.  The Elk Falls E2 and E5 paper machines were curtailed on February 23, 2009 and from February 1, 2009 to May 25, 2009 the Crofton C1 paper machine was curtailed.  On an annualized basis, this removed 526,000 tonnes of newsprint and  specialty printing papers production at Elk Falls and 140,000 tonnes of newsprint production at Crofton.  In the pulp segment, Crofton pulp operations were curtailed indefinitely on March 8, 2009 removing 403,000 tonnes of NBSK pulp on an annualized basis.  One of Crofton’s two pulp production lines was restarted on October 5, 2009 as pulp prices began to recover in the third quarter (“Q3”), reinstating 222,000 tonnes of capacity.  The second pulp line at the Crofton mill, with a capacity of 181,000 tonnes, continued to be curtailed for the remainder of the year.  The two machines at Snowflake took periodic production curtailments during the year and the Company’s paper recycling facility, which supplies machines with DIP, also took periodic production curtailments in 2009.

The following table summarizes pulp and paper production curtailment in 2009 by quarter.

2009 Production Curtailment (In thousands of tonnes)	Specialty printing papers1	Newsprint 2	Pulp 3	Total

Q1	36.7	109.4	34.2	180.3
Q2	54.3	119.1	85.8	259.2
Q3	53.5	114.2	85.8	253.5
Q4	40.9	112.7	33.7	187.3
Total	185.4	455.4	239.5	880.3

1
Market-related curtailment comprised 130,400 tonnes of specialty printing papers related to E2 which was curtailed indefinitely on February 23, 2009 and 15,000 tonnes of specialty printing papers related to E1 which was curtailed throughout the year.

2
Market-related curtailment comprised 138,500 tonnes of newsprint related to E1 which was curtailed throughout the year and 187,900 tonnes of newsprint related to E5 which was curtailed indefinitely on February 23, 2009.

3	Market-related curtailment comprised of 239,500 tonnes of market pulp, one line of which was curtailed from March 8, 2009 to October 5, 2009. The second line has been curtailed since March 8, 2009.

To reflect the excess capacity the Company has had on a number of its newsprint and directory machines, during the fourth quarter (“Q4”), the Company recorded a pre-tax impairment charge of $17.4 million.  Refer to “Impairment of long-lived assets” in Section 11 for further details on asset impairment.

Restructuring

The Company announced a number of initiatives during 2009 that were focused on reducing staffing levels in both its hourly and salaried workforce.  These initiatives included reductions related to the $80 per tonne agreements reached with its union locals at Powell River and the Pulp, Paper and Woodworkers of Canada (“PPWC”) union local at Crofton, staff reductions to achieve a leaner organizational structure, reductions related to production curtailments, and other initiatives aimed at improving overall efficiency and manufacturing costs.  The Company expects that these restructuring initiatives will result in annualized cost savings of approximately $17 million.  As a result of these initiatives, the number of active employees of the Company at December 31, 2009 declined from the prior year by 860 compared to a targeted reduction of 771 active employees.  In 2009, the Company recorded restructuring costs of $13.1 million related to these initiatives and $4.8 million related primarily to the closure of the Elk Falls pulp mill and white top linerboard operation in November 2008.

The number of active employees of the Company at December 31 was as follows:

1
The number of active employees of the Company includes both hourly and salaried employees who are actively employed, and excludes approximately 572 employees who were on layoff as at December 31, 2009 (2008 - 141; 2007 - 142; 2006 – nil).

2
The 2009 target represents the number of active employees the Company expected to have as at December 31, 2009 based on the implementation of planned restructuring initiatives and indefinite curtailments announced during the year.

Property tax dispute

The Company is committed to taking measures to achieve a more sustainable and reasonable model through which to determine municipal property taxes for industry in the B.C. communities in which it operates.  During 2009, the Company petitioned the Supreme Court of B.C. for judicial review of property tax rates in each of the four municipalities in which its B.C. paper mills are located, seeking declarations under Section 262 of the Local Government Act that the 2009 tax rates were unreasonable and, therefore, beyond the municipalities’ jurisdiction.  The Company also provided analyses of 2008 municipal service consumption by tax class for each community in which its mills are located.  The property tax levy is approximately six times the cost of services provided by the four municipalities.

The following chart illustrates the Company’s property tax situation by mill site:

1	Taxes include school district and other provincial taxes.
2
During 2008, the Company informed the municipalities that its 2009 payments would cover school and regional district levies collected by the municipalities on behalf of other governments, as well as amounts to cover municipal property taxes.  The latter portions of the payments were based on the cost of services consumed by the Company and grossed up by 30%.

3	Based on detailed studies commissioned by the Company and made available to the public.

The Company’s petition with respect to the District of North Cowichan was dismissed on October 16, 2009.  The petitions with respect to the other three municipalities were dismissed on December 21, 2009, with the exception of that portion of the Campbell River petition relating to the Regional District property tax, which represents approximately $0.4 million of the total Campbell River property tax bill in dispute.  The Company has appealed all four rulings to the B.C. Court of Appeal.  The first appeal relating to North Cowichan is expected to be heard on an expedited basis in mid-March 2010.  In exchange for the Company’s consent to proceed on an expedited basis, the District of North Cowichan has agreed not to initiate any collection proceedings against the Company for the outstanding taxes, penalty and interest until seven days after the appeal judgement is handed down.  If the B.C. Court of Appeal dismisses the Company’s appeal, the Company will have seven days to decide whether it wishes to seek leave to appeal to the Supreme Court of Canada.  If the Company does not seek leave to appeal, the Company has agreed to pay its outstanding 2009 taxes relating to the District of North Cowichan immediately.  In January 2010, the City of Port Alberni commenced an action in the Supreme Court of B.C. seeking payment of $3.3 million in unpaid taxes, plus applicable penalties and interest.  On March 4, 2010, the court ordered the Company to pay the unpaid taxes, penalties and interest into court, pending the outcome of the appeal of the District of North Cowichan matter.  If the appeal is successful, the Port Alberni amounts will be returned to the Company; if the appeal is not successful, the monies will be paid to Port Alberni.

The Company has recorded its property tax expense and liability based on the full amount of property taxes, interest and penalties levied pending the outcome of the appeals.  Refer to 2009 strategic initiatives in Section 1, “Overview and highlights”, and to Section 14, “Risks and uncertainties” for further details on property taxes.

Canadian dollar

The majority of the Company’s sales are denominated in U.S. dollars.  During 2009, the Canadian dollar strengthened steadily against the U.S. dollar; however, the average spot rate declined to US$0.876 in 2009 from US$0.938 in 2008.  The favourable movement in the average year-over-year spot rate was mirrored by the favourable impact of the Company’s hedge positions, which led to a lower average effective exchange rate in 2009 than in 2008.  Overall the US$/CDN$ exchange rate movements had a positive impact of $48.6 million on revenue and $30.0 million on EBITDA in 2009 compared to 2008.  In contrast, the year-end spot rate increased to US$0.956 in 2009 from US$0.817 in 2008, resulting in an after-tax foreign exchange gain of $64.0 million on the translation of U.S. dollar-denominated debt in 2009, compared to an after-tax foreign exchange loss of $69.4 million in 2008.

The chart below illustrates the movement of the US$/CDN$ spot rate over the past six years:

Product demand and pricing

Market conditions for the Company’s products were very challenging in 2009.  Prices for the Company’s paper and pulp products declined significantly during much of the year as demand for print advertising rapidly deteriorated and producer operating rates remained at historically low levels.  Although the downward trend in demand for printing papers eased by Q4 due to seasonal factors and inventory levels, low operating rates and weak demand continued to exert negative pressure on prices.

Year-over-year, North American demand for coated mechanical grades was down 19.8% in 2009 due in part to a 26% decline in magazine ad page counts and an 18% decline in the number of catalogues mailed and a draw-down of inventories.  As a result, the average LWC benchmark price dropped 15.8% to US$808 per ton in 2009 from US$960 per ton in 2008.

Uncoated mechanical demand decreased 15.5% in 2009 as circulation and page counts for retail inserts declined.  This was a result of reduced advertising as retailers sought to cut costs to offset lower sales and the draw-down in inventories throughout the year.  In addition, producers with swing machines shifted some production to uncoated grades, adding supply to already imbalanced markets.  As a result, the average 2009 soft-calendered A grade (“SC-A”) benchmark price was 7.9% lower than the previous year.

North American directory demand decreased 21.3% in 2009 from the prior year, primarily as a result of lower advertising by small and medium businesses, ongoing pressure to reduce or eliminate white pages, smaller books, lower circulation, and the continued migration from printed directory books to the internet.  Annual contract prices for 2009 were marginally higher compared to 2008; however, non-contracted directory prices declined steadily throughout 2009 as a result of low operating rates.  The average directory benchmark price for 2009 was 1.1% higher than for 2008.

U.S. newsprint consumption continued to decline in 2009 due to weak advertising, declining circulation and ongoing newsprint conservation measures by publishers.  Newsprint shipments from North American producers were further negatively affected by a slight draw-down in inventories and falling export volumes.  The consequence of these factors was that newsprint operating rates remained very low throughout 2009.  By August 2009, these factors had served to erode benchmark newsprint prices to below average cash costs for most producers.  In response, the Company announced newsprint price increases of US$35 per tonne in each of October and November 2009, and an increase of US$50 per tonne in December 2009.  However, due to weak demand and low newsprint producer operating rates, the Company was able to implement a total increase of only US$70 per tonne by the end of 2009 and the December 2009 price increase was deferred to January 2010.  Overall, despite the price increases in Q4, the average 2009 newsprint benchmark price dropped 20.5% from 2008.

The rapid deterioration in pulp prices seen in late 2008 continued during the first half of 2009 as European and North American demand remained weak.  However, strong pulp shipments to China throughout the year offset declines in other markets and resulted in an increase in global chemical pulp shipments of 1.8% in 2009 from 2008.  Global shipments of NBSK pulp decreased 7.4%.  Consistently strong and historically unprecedented demand from China, coupled with high levels of idled production capacity by the second quarter (“Q2”) of 2009 resulted in a recovery in NBSK pulp prices in the second half of the year and the Company announced pulp price increases of US$30 per tonne in each of October and November 2009.  The price improvement late in 2009 did not counter the rapid price decreases in early 2009 and, as a result, the average NBSK benchmark price for the full year was 20.6% lower than in 2008.  In addition, the U.S. black liquor tax credit available to U.S. competitors throughout 2009 put Canadian pulp producers at a significant disadvantage as well as had a detrimental impact on coated and uncoated groundwood producers.

Financing, liquidity, and capital assets

During the first quarter (“Q1”) of 2009, the Company purchased US$45.8 million of its debt, due in June 2011, in the open market for cash consideration of US$21.3 million and recorded a gain before tax of $30.7 million (US$24.5 million) on the cancellation of this debt.  The purchase was financed by the monetization of “in-the-money” currency hedges through unwinding US$134.9 million of notional debt-hedge positions for proceeds of $34.7 million.

On July 24, 2009, Powell River Energy Inc. (“PREI”), in which the Company is a 50.001% joint venture partner, refinanced its $75 million of 6.387% first mortgage bonds through the issuance of $95 million of 6.447% first mortgage bonds.  These new bonds mature in 2016 and are non-recourse to the Company.  The additional proceeds raised from this refinancing, after fees and other expenses, were distributed equally to the joint venture partners.

In October 2009, the B.C. Superintendent of Pensions granted the Company a five-year extension to the time period within which amortization payments for solvency deficiencies are required to be made with respect to certain of its defined benefit pension plans.  The extension was effective as of July 1, 2009 and amortized solvency contribution payments over 10 years ended December 2017, instead of five years ended December 2012.  As a result, the Company’s cash payments to the respective plans were reduced by $2.9 million in the second half of 2009 and are expected to be reduced by $5.7 million in 2010, for a total reduction of $8.6 million to the end of 2010.  The payment schedule beyond 2010 will be established by the next formal actuarial valuation, which is required to be filed for the period ended no later than December 31, 2010.

In October 2009, the Company was allocated $18 million in credits under the federal government’s “Green Transformation Program”.  To access these credits, the Company is required to submit capital project proposals that will improve energy efficiency and environmental performance at any of its mills in Canada for pre-approval no later than March 31, 2012.  Funding will be applied as capital expenditures are incurred towards approved projects.  The Company has identified a number of capital projects that, subject to pre-approval, would enable it to use the credits and plans to initiate these projects in 2010.

On March 10, 2010, pursuant to an exchange offer by the Company, senior unsecured notes of US$318.7 million at 8.625%, due June 2011, were exchanged for new senior secured notes of US$280.4 million at 11.0%, due December 2016, leaving US$35.5 million of senior unsecured notes due in June 2011 outstanding.  For additional details refer to Section 5, “Liquidity and capital resources”.

The Company’s capital expenditures were $11.5 million in 2009, compared to $41.9 million in 2008 and $85.8 million in 2007.  Refer to Section 5, “Liquidity and capital resources” for components of capital spending in 2009.

At December 31, 2009, the Company had liquidity of $157.4 million after taking into account the financial covenant to maintain excess availability above $35.0 million.  This comprised $83.1 million cash and the availability of $74.3 million on the ABL Facility.  Refer to Section 5, “Liquidity and capital resources” for further details.

Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Sales	$1,201.7	$1,849.4	$1,714.6
Operating earnings (loss)	(60.5)	(157.4)	(149.4)
EBITDA 1	103.5	159.4	27.0
– before specific items 1	121.4	189.5	116.7
Net earnings (loss) attributable to the Company	(4.4)	(219.8)	(36.5)
– before specific items 1	(58.8)	(25.6)	(89.3)
Total assets	2,090.8	2,390.3	2,438.3
Total long-term liabilities	1,120.9	1,238.5	1,278.3
EBITDA margin 1	8.6%	8.6%	1.6%
– before specific items 1	10.1%	10.2%	6.5%
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(0.01)	$(0.65)	$(0.17)
– before specific items	(0.15)	(0.08)	(0.42)
Sales (000 tonnes)
Specialty printing papers	896.5	1,080.8	1,054.8
Newsprint	488.2	601.8	496.3
Total paper	1,384.7	1,682.6	1,551.1
Pulp	110.2	506.9	603.2
Total sales	1,494.9	2,189.5	2,154.3
Production (000 tonnes)
Specialty printing papers	890.6	1,060.1	1,055.4
Newsprint	497.3	596.8	472.8
Total paper	1,387.9	1,656.9	1,528.2
Pulp	87.5	503.4	601.8
Total production	1,475.4	2,160.3	2,130.0
US$/CDN$ foreign exchange 2
Average spot rate (a)	0.876	0.938	0.930
Period-end spot rate (b)	0.956	0.817	1.012
Average effective rate (c)	0.898	0.947	0.917
Common shares (millions)
At period end	381.8	381.8	214.7
Weighted average	381.8	336.1	214.7

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items, and net earnings (loss) per share attributable to the Company’s common shareholders before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively.  Refer to Section 10, “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate on December 31.
c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar-denominated working capital at period-opening and period-closing rates.  See Section 9, “Summary of quarterly results” for further details.

Strategy

The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing costs, conserving cash and optimizing its brands and customer base.

Key performance drivers

The Company believes the following key performance drivers are critical to achieving its strategic goals and creating value for its investors.

Cost-competitive manufacturing

The Company’s manufacturing costs are key to being competitive over the long term particularly with respect to furnish, energy, and labour, and the Company is focused on reducing these costs and improving margins.  There is a particular focus on finding ways to improve controllable operating costs and on developing more flexible and efficient work practices at the mills that will reduce manufacturing costs in the aggregate and create a shift in the proportion of fixed to variable costs.  Major industry property taxes in the B.C. communities in which the Company’s mills are located are well above those in other North American jurisdictions and the Company has actively pressed for a level playing field, pursuing municipal property tax reductions in 2009 through legal action and government relations.  In addition, significant workforce reductions over the last three years have improved the Company’s cost structure.

Capital expenditures of approximately $387 million over the past six years have been focused on shifting production towards higher-margin printing papers, reducing unit production costs, increasing machine productivity, improving product quality, and meeting or exceeding environmental regulations.  Over the last two years, the Company completed the upgrade of  thermomechanical pulp (“TMP”) capacity to reduce the amount of higher-cost old newspaper (“ONP”) furnish required to produce newsprint and directory grades at its B.C. mills.  In addition, the Company invested in its Snowflake mill to enable its transition away from a single recycled newsprint commodity grade.

Product mix

The Company is focused on optimizing its product mix by developing higher-value grades, allowing it to exploit niche opportunities in the marketplace.  During 2009, the Company broadened the product mix at its Snowflake mill to include recycled uncoated mechanical grades on its two paper machines which had previously been limited to recycled newsprint.  In recent years, the Company has introduced new product lines, including Electraprime (an SC-A alternative), Electrastar (a super-bright), Electrabrite Lite (a lightweight high-bright), and Electracote Brite (a higher-brightness Electracote grade).  These specialized products generally provide higher margins and improved demand prospects than standard commodity grades.  The Company also managed fluctuations in demand for its products through its ability to switch production capacity between products, particularly newsprint, directory, and machine-finished uncoated mechanical grades.

Production and capacity utilization

Production rates and production downtime affect the Company’s per-unit cash costs.  Over the last several years, the Company has focused on improving machine productivity through initiatives such as implementing an asset reliability program, operator technical training and reducing machine dry-end losses.  During 2009, the ability to curtail production capacity while at the same time eliminating and minimizing fixed operational costs was a key focus for the Company, and significant cost reductions were achieved as a result.

Market position

Market position is a significant driver of the Company’s success.  As one of the largest producers of specialty printing papers in North America and the largest producer in western Canada, the Company’s market penetration and diversification are important.  The Company’s brand names are well recognized in the marketplace and the Company has built a reputation for reliability, value and service.

Supply chain

Distribution costs have a significant impact on net sales realizations.  The Company’s strong and flexible distribution network optimizes all transportation modes available to it, including barge, truck, rail, and break-bulk and container shipping.

The Company’s B.C. mills ship break-bulk paper and pulp directly to offshore customers via regularly scheduled vessels.  The Company operates a central distribution centre in Surrey, B.C., which receives products from the four B.C. mills and ships them to customers via rail, truck and container.  This allows the Company to choose the most cost-effective transportation mode while meeting customer requirements.

The Company has available 635 rail cars, compared to 980 in 2008, to ensure on-time delivery to its customers and it leases five paper barges that transport its products to the Surrey distribution centre.  Controlling key elements of its supply chain has allowed the Company to achieve a high on-time performance level and a low damage rate.

Corporate social responsibility

Corporate social responsibility is one of the Company’s core values.  The Company judges success in this area in part through the safety and well-being of its employees, the sustainability of the Company’s practices and products with respect to their impact on the environment, and its relationships with operating communities and other stakeholders.  A complete description of the Company’s commitments and progress with respect to corporate social responsibility is provided in the Company’s 2009 Sustainability Report, produced concurrently with the Company’s 2009 Annual Report.

Key performance indicators
The Company believes the following key performance indicators provide meaningful measurement of its progress in achieving its strategic goals and creating value for investors:

Safety

The Company’s first operating priority is the safety of its employees.  Key metrics include the medical incident rate (“MIR”), which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency (“LTI”), which is the number of lost-time injuries per 200,000 hours worked.  The Company’s safety performance, as reflected in these two measures, showed a small improvement in 2009, although there was an increase in the average severity of injuries as measured by the days lost for the lost-time injuries.  Additional details on 2009 safety results are provided in the Company’s 2009 Sustainability Report.

EBITDA and EBITDA before specific items

EBITDA and EBITDA before specific items are widely used in the financial community to compare the profitability of corporations, and are used by management as an indicator of relative operating performance.  Further analysis of these indicators is provided in discussions of operations throughout the MD&A and, more specifically, in Section 10, “Non-GAAP measures”.

Average sales revenue per tonne

Average sales revenue per tonne for each product line provides key insights into how the Company maximizes its market position and product mix.  The main factors in revenue growth are U.S. dollar transaction prices and the relationship between the Canadian and U.S. dollars.  Details on 2009 results are provided in Section 2, “Segmented results - annual” and Section 3, “Segmented results - quarterly”.

Average delivered cash costs per tonne and average delivered cash costs per tonne before specific items

Reducing cash costs while maintaining product quality is essential to sustaining profitability in each of the Company’s core businesses.  The Company continually examines all areas of its business for cost-reduction opportunities.  The Company is currently targeting a labour cost structure of $80 per tonne at each mill as a key element of reducing costs.  Details on 2009 results are provided in Section 2, “Segmented results - annual” and Section 3, “Segmented results - quarterly”.

Free cash flow

Free cash flow is a measure of cash that is generated from operations after capital expenditures, interest and income tax payments, and after funding of employee future benefits, but before acquisitions, proceeds from rights offerings and divested assets, and changes in working capital items.  Further analysis and discussion of this indicator is provided in Section 10, “Non-GAAP measures”.

Leverage and interest coverage

The Company’s success also depends on its liquidity and continued ability to finance its growth.  The Company focuses on net-debt to net-capitalization, net-debt to EBITDA, and EBITDA to interest ratios in order to assess its capital structure.  Further analysis and discussion of these indicators are provided in Section 5, “Liquidity and capital resources”.

Greenhouse gas emissions

The Company has long recognized the importance of greenhouse gas (“GHG”) emission reductions, from the perspective of both stakeholders’ expectations and expanding regulatory requirements.  At its Canadian operations, direct GHG emissions were down 85% in 2009 relative to 1990 levels on an absolute basis (74% on an intensity basis), compared to a reduction of 73% in 2008.  The absolute reduction in GHG emissions in 2009 compared to 2008 is primarily due to lower production levels in 2009.  Further details are provided in the Company’s 2009 Sustainability Report.

2009 strategic initiatives

The Company’s progress on 2009 key priorities was as follows:

Focus on cash flows and liquidity through the prudent use of capital, including limiting capital expenditures to basic maintenance of business levels:

•	Generated free cash flow in 2009 of $29.3 million and increased liquidity by $12.1 million in 2009 compared with 2008.

•
Maintained capital spending at $11.5 million in 2009, comprising $3.7 million for upgrades and $7.8 million for safety, environment and maintenance of business in 2009, compared to $41.9 million in 2008 and $85.8 million in 2007.

•
Implemented cash conservation measures such as a freeze on salaries for the second consecutive year, cancellation of salary incentive awards payments, and extensions to defined benefit pension plan solvency amortization payments.

•	Qualified for $18 million of Green Transformation Program credits to fund future qualifying capital projects.

•	Refinanced $75 million of PREI’s existing debt upon maturity with $95 million of new first mortgage bonds maturing in 2016.

•
Purchased for cancellation US$45.8 million of its senior notes due in June 2011 and commenced the exchange offer and consent solicitation process with the remaining qualifying senior note holders in relation to refinancing the senior notes due in June 2011, a process which was subsequently closed on March 10, 2010.  For additional details, refer to Section 5, “Liquidity and capital resources”.

Maintain the Company’s focus on matching production to customer orders and keep paper inventories at appropriate levels:

•
Production curtailment of 880,300 tonnes in 2009 represented 30% of paper capacity and 70% of market pulp capacity, and paper finished goods inventory levels at December 31, 2009 of 49,900 tonnes compared to an average quarter-end paper inventory level of 68,500 tonnes in 2008 and 51,700 tonnes at the end of Q3.

Identify further opportunities to reduce fixed costs during periods of production curtailment to minimize the financial impact of operating at reduced volumes:

•
Implemented plans to eliminate discretionary spending on various benefits provided to employees, such as Company-provided automobiles and club memberships and fees, establishing a low-cost culture from the top down.

•
Implemented restructuring initiatives to reduce salary and labour costs through both permanent reductions and lay-offs.  Announced changes to Company salaried employee pension and benefit plans, effective January 1, 2010, including the cessation of benefits related to future services under the defined benefit plan and replacement of the current extended health benefit program with a core program.  A cost-sharing arrangement will also be introduced for the provincial medical services plan premiums.  The Company expects that, once fully implemented, these initiatives will result in a combined annual savings of approximately $25 million, comprised of approximately $17 million related to labour and salary reductions, and approximately $8 million related to pension and other employee benefit changes.

•
Realized fixed cost savings of approximately $163 million in 2009 compared to 2008, comprising approximately $137 million in cost reductions related to production curtailments, and approximately $26 million in cost reductions from efforts by employees at all levels to reduce discretionary spending and to identify and implement efficiency opportunities.

•
Settled an arbitration proceeding with Island Cogeneration No. 2 Inc. (“ICP”), thereby eliminating a contingent liability to purchase a minimum quantity of steam, terminating an obligation to purchase steam from ICP in the future, and enabling the Company to seek out alternative sources of energy at lower cost.

Implement plans to reduce labour costs to $80 per tonne:

•
Completed the restructuring plan for the Powell River mill and continued to implement changes to staffing structures and work practices to achieve the $80 per tonne labour target at the Port Alberni, Powell River and Crofton mills.  The Snowflake mill’s labour agreements were extended to February 2011.

•
Presented a plan to the two union locals at Elk Falls that would enable the restart of the machine-finished uncoated and soft nip paper machines.  The plan was designed to reduce labour costs to levels that are reported to have been agreed between some Communications, Energy and Paperworkers (“CEP”) locals and other employers in the industry; however, the plan was rejected by the union locals.  The Company continues to pursue this initiative.

Reduce municipal property taxes in four of the municipalities in B.C. in which the Company operates:

Petitioned the Supreme Court of B.C. for judicial review of municipal property tax rates in four of the municipalities in which the Company operates.  The property tax assessments from these municipalities totalled $19.3 million for 2009, of which the Company has paid $6.0 million.  The four petitions were dismissed during 2009, with the exception of the Regional District portion of the petition related to Campbell River.  The Company has appealed the four rulings.

The City of Port Alberni has commenced an action in the Supreme Court of B.C. seeking payment of $3.3 million in unpaid taxes, plus applicable penalties and interest.  For additional details, refer to the discussion "Property Tax Dispute" earlier in this section.

Thermomechanical pulp investment at Port Alberni to improve cost competitiveness:

Completed the upgrade to the TMP plant at the Port Alberni mill in May 2009 at a total capital cost of approximately $8 million, compared to a planned amount of $12 million.  The capital upgrade increased TMP capacity, displacing recycled DIP and further improving the cost competitiveness of the Port Alberni mill.

Corporate social responsibility:

The Company’s strategic initiatives associated with environmental performance and, more broadly, with corporate social responsibility, and an update on its related performance and achievements are described in its 2009 Sustainability Report.  Significant achievements in 2009 included, but were not limited to, obtaining Forest Stewardship Council chain-of-custody certification for its recycled newsprint mill in Snowflake, obtaining chain-of-custody certification from the Programme for the Endorsement of Forest Certification for the four Canadian paper mills, and being named for the third consecutive year a Climate Disclosure Leader for exceptional transparency relating to climate change.

See Section 16, “Outlook” for details of the Company’s key priorities for 2010.

Consolidated results of operations

Year ended December 31, 2009 compared to year ended December 31, 2008

Sales

Sales in 2009 decreased $647.7 million, or 35.0% from 2008.  The decrease was due to lower average transaction prices across the Company’s products, and decreased volumes due to increased production curtailments and the loss of pulp and white top linerboard sales volumes due to the closure of the Elk Falls pulp mill and white top linerboard operation in November 2008.  These negative impacts were partially offset by a full year’s inclusion of the Snowflake mill in 2009, compared to only a partial year’s inclusion in 2008 beginning from the date of acquisition in April.

The following table highlights the factors that affected the Company’s sales by segment:

Sales (In millions of dollars)
	Year ended December 31,			Increase (decrease) from 2008 as a result of
	2009	2008	Total change	Volume	Price 1	F/X

Specialty printing papers	$815.3	$1,000.9	$(185.6)	$(170.7)	$(43.5)	$28.6
Newsprint	317.7	463.9	(146.2)	(87.5)	(74.1)	15.4
Total paper	1,133.0	1,464.8	(331.8)	(258.2)	(117.6)	44.0
Pulp	68.7	384.6	(315.9)	(301.1)	(19.4)	4.6
Total	$1,201.7	$1,849.4	$(647.7)	$(559.3)	$(137.0)	$48.6

1	Price is inclusive of sales mix.

EBITDA and EBITDA before specific items

(in millions of dollars)	EBITDA 1	EBITDA before specific items 1,4

2008	$159.4	$189.5
Paper prices	(117.6)	(117.6)
Pulp prices	(19.4)	(19.4)
Impact of Canadian dollar on sales, inclusive of hedging 2	48.6	48.6
Production volume and mix3	(70.0)	(70.0)
Distribution costs	14.8	14.8
Furnish mix and costs	30.0	30.0
Chemical costs	4.2	4.2
Energy costs	4.1	4.1
Labour costs	9.4	9.4
Maintenance	12.7	12.7
Other fixed costs	4.2	4.2
Lower of cost and market impact on inventory, net ofinventory change	12.8	12.8
Restructuring costs	12.2	–
Other, net	(1.9)	(1.9)
2009	$103.5	$121.4

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is $30 million.
3	Volume and mix impact is net of favourable impact of additional $136.8 million of fixed cost reductions due to curtailed operations.
4	Specific items included restructuring costs.

Operating earnings (loss)

The Company’s operating loss decreased by $96.9 million in 2009 from 2008.  This was partly due to an asset-impairment charge of $17.4 million related to excess machine capacity in 2009 compared to an asset-impairment charge of $151.0 million primarily related to the closure of the Elk Falls pulp mill and white top linerboard operation in 2008.  In addition, a reduction in depreciation and amortization expense of $19.2 million as a result of the 2008 write-down and reduced depreciation and amortization related to idled Crofton pulp assets, while partly offset by lower EBITDA, contributed to the reduction in operating loss.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company of $4.4 million in 2009 ($0.01 per common share) improved $215.4 million from net loss attributable to the Company of $219.8 million ($0.65 per common share) in 2008.  Net loss attributable to the Company before specific items in 2009 was $58.8 million ($0.15 per common share), a deterioration of $33.2 million from a net loss attributable to the Company before specific items of $25.6 million ($0.08 per common share) in the previous year.  Refer to Section 10, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

The following table reconciles 2009 net earnings (loss) to 2008:

(in millions of dollars)	Pre-tax	After-tax

2008 net earnings (loss) attributable to the Company	$(310.5)	$(219.8)
Lower EBITDA before specific items	(68.1)	(45.8)
Lower restructuring costs	12.2	8.2
Lower depreciation and amortization expense	19.2	11.8
Lower impairment charge in 2009	133.6	98.0
Change in foreign exchange gain (loss) on long-term debt	157.5	133.5
Gain on cancellation of long-term debt in 2009	30.7	26.1
Lower other income, net	(14.3)	(10.0)
Lower interest expense	5.7	3.2
Income tax adjustments, net		(11.6)
Change in net earnings (loss) attributable to non-controlling interest	2.0	2.0
2009 net earnings (loss) attributable to the Company	$(32.0)	$(4.4)

2	SEGMENTED RESULTS - ANNUAL

Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Sales	$815.3	$1,000.9	$919.6
Operating earnings (loss)	25.5	27.0	(75.1)
EBITDA 1	119.3	139.5	26.2
– before specific items 1	131.0	150.1	73.4
EBITDA margin 1	14.6%	13.9%	2.8%
– before specific items 1	16.1%	15.0%	8.0%

Sales (000 tonnes)	896.5	1,080.8	1,054.8
Production (000 tonnes)	890.6	1,060.1	1,055.4
Curtailment (000 tonnes) 2	185.4	31.1	7.2

Average sales revenue per tonne	$909	$926	$872
Average delivered cash costs per tonne 3	776	797	847
– before specific items 1,3	763	787	802

Benchmark prices
SC-A paper, 35 lb. (US$/ton) 4	798	866	753
LWC paper, No. 5, 40 lb. (US$/ton) 4	808	960	786
Telephone directory paper, 22.1 lb. (US$/ton) 4	758	750	740

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 10, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to the United Steel Workers (“USW”) strike in 2007, downtime related to unavailability of fibre and market demand in 2008, and downtime related to market demand in 2009 (including the indefinite curtailment of E2).

3
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of the USW strike in 2007, selling, general and administration (“SG&A”) costs, and restructuring and change-of-control costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A costs but excluding the impact of the USW strike in 2007 and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

Markets

Market conditions were very weak across the Company’s specialty printing paper products during 2009.

Coated mechanical demand was 19.8% lower in 2009 than in 2008, reflecting declines in the level of print advertising and consumer spending due to the global economic recession that persisted during most of 2009.  Magazine and catalogue producers were most acutely affected and responded by reducing ad pages and circulation.  As a consequence, prices for coated grades dropped steadily during 2009.  The average 2009 LWC benchmark price decreased US$152 per ton, or 15.8%, over 2008.

Demand for uncoated mechanical grades was down 15.5% in 2009 from 2008.  Weak advertising spending led to a decline of 18.9% in demand for high-gloss grades and a decline of 14.5% for standard grades in 2009 from 2008 levels.  Uncoated mechanical pricing was weak in 2009 and the average benchmark price for SC-A in 2009 decreased US$68 per ton, or 7.9%, from 2008.

Directory paper demand was down 21.3% in 2009 due to a drop in small and medium business advertising, declines in white pages, smaller books, reduced circulation and the continued migration from printed books to the internet.  Annual contract prices in 2009 were higher than 2008 prices; however, spot sales were well below 2008 levels as directory prices were negatively affected by low spot newsprint prices.  The average benchmark price for directory in 2009 increased US$8 per ton, or 1.1%, from 2008.

The 2009 specialty printing papers product-grade distribution, based on sales volume, is depicted in the chart below.

The 2009 specialty printing papers geographic sales distribution, based on sales volume, is depicted in the chart below.

Segment overview

Demand for specialty printing papers is highly dependent upon the level of print advertising in North America.  Although print advertising demand declined sharply in 2009, the Company remained focused on developing new specialty grades and seeking ways to further optimize its product, customer and geographic mix, most notably at its Snowflake mill where the grade mix was expanded from recycled newsprint to include higher-value uncoated grades.  A continued focus on optimizing grade mix and reducing operating costs will enable the Company to take advantage of market conditions once they improve.

Sales volumes for LWC were down 48,500 tonnes in 2009, or 24.0%, from the previous year compared to a 19.5% decline in total North American coated mechanical shipments.  The reduction was due to operational downtime on the LWC machine at Port Alberni and to shifting from coated to uncoated grades in response to weak demand for LWC paper in 2009.

Sales volumes for uncoated mechanical grades decreased 106,400 tonnes, or 18.9%, in 2009 from 2008, a decline that was comparable to the 16.0% reduction in total North American uncoated shipments.  The decline in sales volumes for both SC and MF grades reflected overall weakness in North American print advertising and the indefinite closure in February 2009 of the soft nip paper machine at Elk Falls.

Sales volumes for directory in 2009 decreased 29,400 tonnes, or 9.3%, in 2009 from 2008, compared to an 18.6% decline in total North American directory shipments.  The Company’s experience relative to the overall market is indicative of the high proportion of its directory sales volume that is under contract.  The decline in directory volumes was due to decreases in directory book circulation, reduced white pages, lower advertising by small and medium businesses, smaller books and the continued migration of printed books to the internet.

Operational performance

Operating earnings for the specialty printing papers segment of $25.5 million in 2009 decreased $1.5 million from 2008.  EBITDA and EBITDA before specific items decreased $20.2 million and $19.1 million in 2009, respectively, from 2008.

Sales volume decreased 184,300 tonnes in 2009 from 2008.  The decrease was largely due to production curtailment stemming from weakness in market demand.  Average sales revenue decreased $17 per tonne in 2009 from the previous year, reflecting lower average transaction prices across most grades that more than offset the positive impact of the weaker average Canadian dollar in 2009.

Average delivered cash costs improved $21 per tonne in 2009 from 2008.  The improvement was primarily driven by lower distribution, furnish and maintenance costs as well as lower labour and salary costs due to restructuring initiatives, partially offset by the impact of production curtailment and a write-down of raw materials inventory.  Before the impact of specific items, average delivered cash costs were $763 per tonne in 2009, an improvement of $24 per tonne from the previous year.  Refer to Section 10, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Outlook

Specialty printing paper markets are expected to remain challenging in 2010 as North American print advertising is not expected to recover substantially in the near term, and operating rates are anticipated to remain weak.  Although demand is expected to be bolstered as mill and end-user inventories that have declined since mid-2008 are replenished, a real and sustained demand recovery for the Company’s specialty printing paper grades is not anticipated in 2010.  As a result, the Company expects that prices will be weaker in 2010 than in 2009, most significantly for directory paper.  Prices for directory paper in 2010 have been established at levels that, on average, are approximately US$100 per ton lower than in 2009.  This decrease is expected to reduce EBITDA by approximately $37 million in 2010 from 2009, based on a foreign exchange rate of US$0.95, and before taking into account the impact of any volume reductions in 2010.  The impact of anticipated directory sales volume reductions is expected to further reduce EBITDA in 2010 by approximately $7 million.

Newsprint

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Sales	$317.7	$463.9	$338.0
Operating earnings (loss)	(72.7)	3.6	(56.9)
EBITDA 1	(10.8)	43.3	(23.7)
– before specific items 1	(7.8)	47.4	(4.4)
EBITDA margin 1	(3.4%)	9.3%	(7.0%)
– before specific items 1	(2.5%)	10.2%	(1.2%)

Sales (000 tonnes)	488.2	601.8	496.3
Production (000 tonnes)	497.3	596.8	472.8
Curtailment (000 tonnes) 2	455.4	195.3	98.9

Average sales revenue per tonne	$651	$771	$681
Average delivered cash costs per tonne 3	673	699	729
– before specific items 1,3	667	692	674

Benchmark prices (US$/tonne) 4
Newsprint 48.8 gsm, West Coast delivery	546	687	579

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 10, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to the USW strike in 2007, downtime related to unavailability of fibre and reduced market demand in 2008 (including the indefinite curtailment of E1), and downtime related to reduced market demand in 2009 (including the indefinite curtailment of E1 and E5).

3
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of the USW strike in 2007, SG&A costs, and restructuring and change-of-control costs and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A costs but excluding the impact of the USW strike in 2007, restructuring and change-of-control costs and impairment.

4	Benchmark selling prices are sourced from RISI.

Markets

North American newsprint demand declined sharply in 2009 with total U.S. consumption down 23.3% year-over-year.  Weak demand combined with over-supplied newsprint markets caused benchmark prices to plummet in the first three quarters of 2009, ultimately falling below cash costs for most producers.  In Q4, benchmark prices began to recover as North American shipments and U.S. newsprint consumption improved marginally along with widespread production downtime.  The Company implemented US$35 per tonne price increases in each of October and November 2009; however, the US$50 per tonne price increase announced for December 2009 was deferred to January 2010.  The Company also announced a US$50 per tonne price increase for February 2010.  The average newsprint benchmark price in 2009 was US$546 per tonne, down US$141 per tonne or 20.5% from 2008.

The 2009 newsprint geographic sales distribution, based on sales volume, is depicted in the chart below.

Segment overview

The Company undertook significant production curtailment in 2009 to address the ongoing structural decline of the newspaper industry and the resulting impact this decline had on demand for newsprint.  The Company’s total production of newsprint decreased 99,500 tonnes in 2009 from the prior year.  The E1 machine at Elk Falls was curtailed throughout 2009, and the E5 paper machine was indefinitely curtailed in February 2009.  These indefinite curtailments removed 326,300 tonnes of newsprint production in 2009.  The balance of the newsprint curtailment in 2009 was primarily taken at the Crofton and Snowflake mills where newsprint machines were curtailed periodically.

Operational performance

The newsprint segment’s operating loss of $72.7 million in 2009 was a deterioration of $76.3 million from operating earnings of $3.6 million in 2008.  EBITDA and EBITDA before specific items decreased $54.1 million and $55.2 million, respectively, in 2009 from 2008.

Sales volume in 2009 decreased 113,600 tonnes, or 18.9%, from the previous year, primarily due to the increased production curtailment of 260,100 tonnes, driven by lower newsprint demand.  Average sales revenue decreased $120 per tonne in 2009 from the previous year.  The impact of lower transaction prices was partially offset by the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $26 per tonne in 2009 from the previous year.  Lower distribution, maintenance, furnish and labour costs more than outweighed the negative impact of production curtailment and a write-down of raw materials inventory.  Before the impact of specific items, average delivered cash costs were $667 per tonne in 2009, a decrease of $25 per tonne from the previous year.  Refer to Section 10, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Outlook

Previously announced price increases in the U.S. will be a challenge to implement given weak operating rates, and average prices for the year are expected to be lower in 2010.  Newsprint demand in 2010 is expected to contract further due to declining circulation, page count reductions, further newsprint conservation measures by publishers and continued migration of information and advertising to the internet.  Further newsprint price recovery in 2010, or even a sustained price recovery at current levels is uncertain as the imbalance between demand and supply is likely to intensify.

Pulp

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Sales	$68.7	$384.6	$457.0
Operating earnings (loss)	(13.3)	(188.0)	(17.4)
EBITDA 1	(5.0)	(23.4)	24.5
– before specific items 1	(1.8)	(8.0)	47.7
EBITDA margin 1	(7.3%)	(6.1%)	5.4%
– before specific items 1	(2.6%)	(2.1%)	9.8%

Sales (000 tonnes)	110.2	506.9	603.2
Production (000 tonnes)	87.5	503.4	601.8
Curtailment (000 tonnes) 2	239.5	134.7	54.7

Average sales revenue per tonne	$623	$759	$757
Average delivered cash costs per tonne 3	668	805	717
– before specific items 1,3	639	774	679

Benchmark prices
NBSK pulp, Northern Europe delivery (US$/tonne) 4	667	840	800

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 10, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to the USW strike in 2007, downtime related to unavailability of fibre and reduced market demand in 2008, and downtime related to reduced market demand in 2009 (including the indefinite curtailment of one line of Crofton pulp).

3
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of the USW strike in 2007, SG&A costs, and restructuring and change-of-control costs.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A costs but excluding the impact of the USW strike in 2007 and restructuring and change-of-control costs.

4	Benchmark selling prices are sourced from RISI.

Markets

Benchmark NBSK prices declined sharply in Q1, bottoming out at US$575 per tonne in March 2009 amidst excess supply and weak global demand.  With increasing producer downtime and strong buying from China due to non-wood pulp closures and organic growth in pulp demand, benchmark prices began to improve in Q2, although they remained at historically low levels.  Benchmark prices began to recover rapidly late in Q3 and the Company announced pulp price increases of US$30 per tonne in each of October and November 2009.

The primary markets for the Company’s market pulp are Asia and Europe. The 2009 pulp geographic sales distribution, based on sales volume, is depicted in the chart below.

Segment overview

Pulp segment production volumes decreased 415,900 tonnes, or 82.6%, in 2009 from 2008 as a result of production curtailment at Crofton and the loss of volumes from the permanent closure of the Elk Falls pulp mill and white top linerboard operation, which occurred in November 2008.  In response to the dramatic decline in pulp prices, the Crofton pulp mill was indefinitely curtailed on March 8, 2009.  This removed the equivalent of 403,000 tonnes of annual production capacity.  As market conditions improved in Q3, the Company restarted one of its two pulp production lines at Crofton on October 5, 2009.  The restart of this line reinstated 222,000 tonnes of production capacity on an annualized basis.  The second line at the Crofton mill remained curtailed for the balance of the year.

Operational performance

The pulp segment operating loss of $13.3 million in 2009 was an improvement of $174.7 million from the operating loss in 2008.  The improvement was due to the Elk Falls pulp mill and white top linerboard operation impairment charge of $136.5 million in 2008 and an increase in EBITDA of $18.4 million and a reduction in depreciation and amortization of $19.6 million in 2009.  EBITDA before specific items increased $6.2 million from 2008.  Refer to Section 10, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 396,700 tonnes in 2009 from the previous year, primarily due to the closure of the Elk Falls pulp mill and white top linerboard operation and the indefinite pulp production curtailment at Crofton.  Average sales revenue declined $136 per tonne from 2008, due primarily to lower pulp prices, partially offset by a weaker Canadian dollar in 2009.  The loss of white top linerboard from the sales mix further negatively affected average sales revenue per tonne in 2009, since the average sales revenue per tonne from white top linerboard has traditionally been higher than from NBSK pulp.

Average delivered cash costs decreased $137 per tonne in 2009 from 2008, partly due to lower distribution costs, offset by the impact of production curtailment and higher steam fuel costs.  Other factors contributing to lower costs included lower lime kiln fuel and furnish costs, the absence of write-down to net realizable value of the Company’s inventories as at December 31, 2009, and the positive impact on average costs of the loss of white top linerboard from the production mix.  Before specific items, average delivered cash costs were $639 per tonne, a decrease of $135 per tonne from the previous year.  Refer to Section 10, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Outlook

The Company expects prevailing benchmark prices in 2009 to continue into 2010, supported by continued strong demand from China.  The Company expects that Chinese buying patterns and requirements will continue to drive the market in 2010.  The current low levels of NBSK pulp producer and end-user inventories, particularly in Europe will provide further support to price increases in the first half of 2010 if demand for end-use products improves.  As a result, the Company announced pulp price increases of US$20 per tonne in January 2010 and US$30 per tonne in each of February and March 2010.  Prices may weaken once inventories are rebuilt and if pulp capacity that was idled in 2009 is restarted in 2010, from improvements to prices, continued U.S. governmental subsidies or other regulatory measures, or barriers to exit because of significant environmental restoration and remediation costs, all of which would serve to prolong conditions of excess supply.

3	SEGMENTED RESULTS - QUARTERLY

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$1,201.7	$294.3	$263.4	$291.5	$352.5	$1,849.4	$492.2	$504.8	$452.9	$399.5
Operating earnings (loss)	(60.5)	(41.8)	(13.0)	(29.7)	24.0	(157.4)	11.5	14.0	(153.3)	(29.6)
EBITDA 1	103.5	13.4	22.9	6.1	61.1	159.4	64.7	53.1	29.5	12.1
– before specific items 1	121.4	14.8	22.9	18.4	65.3	189.5	65.9	66.2	30.7	26.7
Net earnings (loss) attributable to the Company	(4.4)	(35.8)	13.2	(1.9)	20.1	(219.8)	(48.5)	(10.9)	(121.9)	(38.5)
– before specific items 1	(58.8)	(21.8)	(19.8)	(25.6)	8.4	(25.6)	9.3	7.2	(20.3)	(21.8)
EBITDA margin 1	8.6%	4.6%	8.7%	2.1%	17.3%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items 1	10.1%	5.0%	8.7%	6.3%	18.5%	10.2%	13.4%	13.1%	6.8%	6.7%
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06	$(0.65)	$(0.13)	$(0.03)	$(0.33)	$(0.18)
– before specific items 1	(0.15)	(0.06)	(0.05)	(0.06)	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

Sales (000 tonnes)
Specialty printing papers	896.5	239.0	232.9	215.6	209.0	1,080.8	276.2	268.7	267.4	268.5
Newsprint	488.2	118.3	113.5	131.0	125.4	601.8	160.2	189.0	170.8	81.8
Total paper	1,384.7	357.3	346.4	346.6	334.4	1,682.6	436.4	457.7	438.2	350.3
Pulp	110.2	38.4	–	12.3	59.5	506.9	93.5	138.0	130.0	145.4
Total sales	1,494.9	395.7	346.4	358.9	393.9	2,189.5	529.9	595.7	568.2	495.7

Production (000 tonnes)
Specialty printing papers	890.6	227.5	237.8	204.8	220.5	1,060.1	250.0	276.0	265.7	268.4
Newsprint	497.3	128.0	110.7	126.1	132.5	596.8	152.7	188.9	172.2	83.0
Total paper	1,387.9	355.5	348.5	330.9	353.0	1,656.9	402.7	464.9	437.9	351.4
Pulp	87.5	48.9	–	–	38.6	503.4	89.2	131.3	142.9	140.0
Total production	1,475.4	404.4	348.5	330.9	391.6	2,160.3	491.9	596.2	580.8	491.4

US$/CDN$ foreign exchange 2
Average spot rate(a)	0.876	0.947	0.911	0.857	0.803	0.938	0.825	0.961	0.990	0.996
Period-end spot rate(b)	0.956	0.956	0.933	0.860	0.794	0.817	0.817	0.944	0.982	0.973
Average effective rate(c)	0.898	0.937	0.921	0.893	0.856	0.947	0.868	0.971	0.989	0.967

Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	381.8	214.7
Weighted average	381.8	381.8	381.8	381.8	381.8	336.1	381.8	381.8	365.2	214.7

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items, and net earnings (loss) per share attributable to the Company’s common shareholders before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales and adjusted sales, respectively.  Refer to Section 10, “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate.
c)
Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar -denominated working capital at period-opening and period-closing rates.  See Section 9, “Summary of quarterly results” for further details.

Summary of selected segmented quarterly financial information

(In millions of dollars, except where otherwise stated)
	2009					2008
Specialty printing papers	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$815.3	$202.5	$202.4	$199.7	$210.7	$1,000.9	$281.9	$248.7	$235.3	$235.0
Operating earnings (loss)	25.5	(1.7)	9.4	(3.6)	21.4	27.0	22.6	14.6	(0.2)	(10.0)
EBITDA1	119.3	21.7	33.8	19.2	44.6	139.5	58.9	40.5	25.6	14.5
– before specific items1	131.0	22.1	33.3	29.0	46.6	150.1	57.9	40.6	26.1	25.5
EBITDA margin1	14.6%	10.7%	16.7%	9.6%	21.2%	13.9%	20.9%	16.3%	10.9%	6.2%
– before specific items1	16.1%	10.9%	16.5%	14.5%	22.1%	15.0%	20.5%	16.3%	11.1%	10.9%
Sales (000 tonnes)	896.5	239.0	232.9	215.6	209.0	1,080.8	276.2	268.7	267.4	268.5
Production (000 tonnes)	890.6	227.5	237.8	204.8	220.5	1,060.1	250.0	276.0	265.7	268.4
Curtailment (000 tonnes)2	185.4	40.9	53.5	54.3	36.7	31.1	27.5	2.7	–	0.9

Average sales revenue per tonne	$909	$847	$869	$926	$1,008	$926	$1,020	$925	$880	$875
Average delivered cash costs per tonne3	776	757	724	837	795	797	807	775	785	821
– before specific items1,3	763	755	726	792	785	787	810	774	783	780
SC-A paper, 35 lb. (US$/ton)4	798	750	763	803	877	866	902	895	850	815
LWC paper, No. 5, 40 lb. (US$/ton)4	808	757	763	817	897	960	975	988	965	910
Telephone directory paper, 22.1 lb.(US$/ton)4	758	720	740	770	800	750	755	755	745	745

Newsprint
Sales	$317.7	$66.0	$61.0	$85.1	$105.6	$463.9	$143.0	$148.9	$118.3	$53.7
Operating earnings (loss)	(72.7)	(38.6)	(18.8)	(23.8)	8.5	3.6	10.6	11.9	(6.9)	(12.0)

EBITDA1	(10.8)	(10.0)	(8.8)	(11.9)	19.9	43.3	23.6	21.5	3.0	(4.8)
– before specific items1	(7.8)	(9.8)	(8.6)	(10.0)	20.6	47.4	23.5	21.6	3.5	(1.2)
EBITDA margin1	(3.4%)	(15.2%)	(14.4%)	(14.0%)	18.8%	9.3%	16.5%	14.4%	2.5%	(8.9%)
– before specific items1	(2.5%)	(14.8%)	(14.1%)	(11.8%)	19.5%	10.2%	16.4%	14.5%	3.0%	(2.2%)
Sales (000 tonnes)	488.2	118.3	113.5	131.0	125.4	601.8	160.2	189.0	170.8	81.8
Production (000 tonnes)	497.3	128.0	110.7	126.1	132.5	596.8	152.7	188.9	172.2	83.0
Curtailment (000 tonnes)2	455.4	112.7	114.2	119.1	109.4	195.3	72.7	42.7	38.3	41.6

Average sales revenue per tonne	$651	$559	$537	$649	$843	$771	$893	$788	$692	$657
Average delivered cash costs per tonne3	673	643	615	741	684	699	746	674	675	716
– before specific items1,3	667	641	614	726	678	692	746	674	672	671
Newsprint 48.8 gsm, West Coast delivery(US$/tonne)4	546	485	442	564	692	687	741	726	670	613

Pulp
Sales	$68.7	$25.8	$–	$6.7	$36.2	$384.6	$67.3	$107.2	$99.3	$110.8
Operating earnings (loss)	(13.3)	(1.5)	(3.6)	(2.3)	(5.9)	(188.0)	(21.7)	(12.5)	(146.2)	(7.6)

EBITDA1	(5.0)	1.7	(2.1)	(1.2)	(3.4)	(23.4)	(17.8)	(8.9)	0.9	2.4
– before specific items1	(1.8)	2.5	(1.8)	(0.6)	(1.9)	(8.0)	(15.5)	4.0	1.1	2.4
EBITDA margin1	(7.3%)	6.6%	–	(17.9%)	(9.4%)	(6.1%)	(26.4%)	(8.3%)	0.9%	2.2%
– before specific items1	(2.6%)	9.7%	–	(9.0%)	(5.2%)	(2.1%)	(23.0%)	3.7%	1.1%	2.2%
Sales (000 tonnes)	110.2	38.4	–	12.3	59.5	506.9	93.5	138.0	130.0	145.4
Production (000 tonnes)	87.5	48.9	–	–	38.6	503.4	89.2	131.3	142.9	140.0
Curtailment (000 tonnes)2	239.5	33.7	85.8	85.8	34.2	134.7	70.5	24.8	17.2	22.2

Average sales revenue per tonne	$623	$672	$–	$548	$607	$759	$719	$777	$764	$762
Average delivered cash costs per tonne3	668	628	–	642	665	805	910	841	758	746
– before specific items1,3	639	609	–	595	640	774	886	748	756	746
NBSK pulp, Northern Europe delivery(US$/tonne)4	667	787	693	602	585	840	703	878	900	880

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively.  Refer to Section 10, “Non-GAAP measures” for further details.

2
2008 curtailment consists of downtime related to unavailability of fibre and market demand and includes the impact on production in Q4, 2008 of the closure of the pulp mill and white top linerboard operation at Elk Falls in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year-end).  2009 paper curtailment includes 130,400 tonnes of specialty printing papers related to E2 (indefinitely curtailed on February 23, 2009),  15,000 tonnes of specialty printing papers and 138,500 tonnes of newsprint related to E1 (indefinitely curtailed throughout 2009), and 187,900 tonnes of newsprint related to E5 (indefinitely curtailed on February 23, 2009).  2009 pulp curtailment includes curtailment related to Crofton pulp which was indefinitely curtailed on March 8, 2009, one line of which was restarted on October 5, 2009 with the second line continuing to be curtailed.

3
Average delivered cash costs per tonne consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, restructuring costs, and impairment.  Average delivered cash costs per tonne before specific items consist of cost of sales, excluding depreciation and amortization, and including the impact of SG&A, but excluding the impact of restructuring costs and impairment.

4	Benchmark selling prices are sourced from RISI.

Fourth quarter overview

Many sectors began to recover in Q4, 2009 from the economic recession; however, recovery of demand and prices for the Company’s products was mixed.  Directory benchmark prices decreased in Q4 from the prior quarter due to weak demand resulting from declines in small and medium business advertising, smaller books, reductions in white pages, lower circulation and migration from printed books to the internet.  Despite a seasonal improvement in retail advertising demand in Q4, coated and uncoated benchmark prices decreased from Q3, as producers with swing machines added supply to already shrinking markets.  Benchmark prices for newsprint increased during Q4, although the increase was primarily in response to very weak prices in Q3 and lower producer and end-user inventory levels as opposed to an increase in demand or contraction in supply.  Benchmark prices for pulp increased during Q4 driven by continued strong demand in China and by low producer and end-user inventory levels.

The Company implemented newsprint price increases of US$35 per tonne in each of October and November 2009, and announced an increase of US$50 per tonne for December 2009, which was deferred to January 2010.  The Company also implemented price increases for pulp of US$30 per tonne in each of October and November 2009.

The Company continued to focus on reducing maintenance and other operating costs in Q4.  However, the impact of declining specialty printing paper prices, higher depreciation and amortization and restructuring costs, and a lower foreign exchange gain on the translation of long-term debt more than offset the positive impact of cost reductions.  As a result, the Company’s net earnings declined in Q4 from the preceding quarter.

The Company recorded a net loss attributable to the Company of $35.8 million ($0.09 per common share) in Q4, compared to net earnings attributable to the Company of $13.2 million ($0.03 per common share) in Q3.  Excluding specific items, Q4 generated a net loss attributable to the Company of $21.8 million ($0.06 per common share) compared to net loss attributable to the Company before specific items of $19.8 million ($0.05 per common share) in Q3.  Refer to Section 10, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

EBITDA was $13.4 million in Q4, compared to $22.9 million in Q3.  The Company’s results included restructuring costs of $1.4 million in Q4, compared to $nil in Q3.  Q4 EBITDA before specific items was $14.8 million, a decrease of $8.1 million from EBITDA before specific items of $22.9 million in Q3.

During Q4, the Company offered to exchange its senior notes due June 2011 with senior notes due December 2016, and solicited the consent of the note holders to amend the terms of the note indenture.  The bond exchange was subsequently completed on March 10, 2010.  Refer to Section 5, “Liquidity and capital resources” for more details.

The following table summarizes pulp and paper production curtailment in Q4, 2009:

Q4, 2009 production curtailment (In thousands of tonnes)	Specialty printing papers	Newsprint	Pulp	Total

Crofton 1	2.4	8.2	33.7	44.3
Elk Falls 1	38.5	94.1		132.6
Snowflake		10.4		10.4
Total	40.9	112.7	33.7	187.3

1	Curtailment includes market curtailment related to E1, E2 and E5, and to one line of Crofton pulp production, all of which are indefinitely curtailed.

Production curtailment of 47% of newsprint capacity, 14% of specialty printing papers capacity, and 39% of market pulp capacity in Q4, 2009, represented production curtailment of 31% of total market capacity, compared to 42% in Q3.  The decrease was primarily due to the restart of one of two pulp production lines at Crofton on October 5, 2009, reinstating 222,000 tonnes of NBSK pulp capacity on an annualized basis, partially offset by market curtailment at Snowflake and Crofton during the holiday season.

Consolidated results of operations

Three months ended December 31, 2009 compared to three months ended September 30, 2009

Sales

Sales in Q4, 2009 increased $30.9 million, or 11.7%, compared to Q3, 2009. The increase was due to higher prices for newsprint and pulp, and higher sales volumes due to the restart of one pulp production line at Crofton on October 5, 2009, partially offset by lower prices for specialty grades and the impact of a stronger Canadian dollar during Q4.

EBITDA and EBITDA before specific items

(in millions of dollars)	EBITDA 1	EBITDA before specific items 1, 3

Q3, 2009	$22.9	$22.9
Paper prices	1.1	1.1
Impact of Canadian dollar on sales, inclusive of hedging 2	(4.7)	(4.7)
Production volume and mix	10.3	10.3
Furnish mix and costs	(4.7)	(4.7)
Energy costs	0.9	0.9
Maintenance	(3.3)	(3.3)
Lower of cost and market impact on inventory, net of inventory change	(6.0)	(6.0)
Restructuring costs	(1.4)	–
Other, net	(1.7)	(1.7)
Q4, 2009	$13.4	$14.8

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $2 million.
3  Specific items included restructuring costs.

Operating earnings (loss)

The Company’s operating loss of $41.8 million in Q4 increased $28.8 million from Q3, 2009 due to a reduction in EBITDA of $9.5 million in Q4, an increase in depreciation and amortization of $1.9 million, and a $17.4 million asset-impairment charge taken as a result of excess capacity in Q4.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company in Q4 of $35.8 million ($0.09 per common share) in Q4, 2009 was a deterioration of $49.0 million from net earnings attributable to the Company of $13.2 million ($0.03 per common share) in Q3.  The decrease in earnings was primarily related to an after-tax foreign exchange gain of $9.5 million on the translation of long-term debt in Q4, compared to an after-tax gain of $33.0 million in Q3 and an after-tax asset-impairment charge of $13.1 million taken in Q4.  Net loss attributable to the Company before specific items was $21.8 million ($0.06 per common share) in Q4, compared to a net loss attributable to the Company before specific items of $19.8 million ($0.05 per common share) in the previous quarter.  Refer to Section 10, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

Operational performance – specialty printing papers
Operating loss for the specialty printing papers segment in Q4, 2009 was $1.7 million, a deterioration of $11.1 million from Q3.

Sales volumes in Q4 increased by 6,100 tonnes from Q3 due to higher shipments of uncoated and directory grades.  Average sales revenue decreased $22 per tonne from the previous quarter, due primarily to the stronger Canadian dollar and lower uncoated transaction prices in Q4.

Average delivered cash costs in Q4 increased $33 per tonne from Q3 due primarily to higher restructuring, furnish and fuel costs.  Before the impact of specific items, average cash costs were $755 per tonne in Q4, an increase of $29 per tonne from the previous quarter.

Operational performance – newsprint

Operating loss for the newsprint segment in Q4, 2009 was $38.6 million, a deterioration of $19.8 million from the previous quarter, largely due to the asset-impairment charge of $17.4 million taken in Q4.

Sales volumes in Q4 increased 4,800 tonnes from Q3 primarily due to decreased production curtailment.  Average sales revenue increased $22 per tonne from Q3 due primarily to the impact of price increases in Q4, partially offset by the negative impact of the stronger Canadian dollar.

Average delivered cash costs in Q4 increased $28 per tonne from Q3 due to higher furnish and maintenance costs.  Before the impact of specific items, average cash costs were $641 per tonne in Q4, an increase of $27 per tonne from the previous quarter.

Operational performance – pulp

Operating loss for the pulp segment was $1.5 million in Q4, 2009, an improvement of $2.1 million from the previous quarter, primarily as a result of the restart of one line of pulp production at Crofton during Q4.

Sales volumes in Q4 were 38,400 tonnes. There were no pulp sales in Q3 due to the curtailment of pulp production lines at Crofton throughout Q2 and Q3. Average sales revenue was $672 per tonne in Q4.

Average delivered cash costs were $628 per tonne in Q4 and average cash costs before specific items were $609 per tonne.

Three months ended December 31, 2009 compared to three months ended December 31, 2008
Sales

Sales decreased by $197.9 million in Q4, 2009 from sales in the same period of 2008.  The decline was due to lower sales volume, lower average paper prices and a stronger Canadian dollar in Q4, 2009.  Sales volume declined as a result of increased production curtailment in Q4, 2009 and sales volume from Elk Falls pulp mill and white top linerboard production that was permanently closed in November 2008.

EBITDA and EBITDA before specific items

(in millions of dollars)	EBITDA 1	EBITDA before specific items 1,4

Q4, 2008	$64.7	$65.9
Paper prices	(63.8)	(63.8)
Impact of Canadian dollar on sales, inclusive of hedging 2	(18.7)	(18.7)
Production volume and mix3	(10.9)	(10.9)
Distribution costs	7.8	7.8
Furnish mix and costs	10.4	10.4
Chemical costs	3.5	3.5
Energy costs	3.8	3.8
Labour costs	6.1	6.1
Maintenance	4.9	4.9
Other fixed costs	3.0	3.0
Lower of cost and market impact on inventory, net of inventory change	8.4	8.4
Restructuring costs	(0.2)	–
Other, net	(5.6)	(5.6)
Q4, 2009	$13.4	$14.8

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 10, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is negative $11 million.
3	Volume and mix impact is net of favourable impact of additional $23.3 million of fixed cost reductions due to curtailed operations.
4	Specific items included restructuring costs.

Operating earnings (loss)

The Company’s operating loss of $41.8 million in Q4 was a deterioration of $53.3 million from Q4, 2008.  The decline was primarily related to a reduction in EBITDA of $51.3 million and the $17.4 million asset-impairment charge related to excess machine capacity in Q4, compared to the $14.5 million asset-impairment charge in Q4, 2008, partially offset by a reduction in depreciation and amortization of $0.9 million in Q4, 2009.

Net earnings (loss) attributable to the Company

Net loss attributable to the Company of $35.8 million ($0.09 per common share) in Q4, 2009 decreased $12.7 million from net loss attributable to the Company of $48.5 million ($0.13 per common share) in Q4, 2008.  Net loss attributable to the Company in Q4, 2009 included an after-tax foreign exchange gain of $9.5 million on the translation of U.S. dollar-denominated long-term debt in Q4 compared to an after-tax loss of $45.2 million in Q4, 2008.  Net loss attributable to the Company before these and other specific items in Q4, 2009 was $21.8 million ($0.06 per common share) compared to net earnings attributable to the Company before specific items of $9.3 million ($0.02 per common share) in Q4, 2008.  Refer to Section 10, “Non-GAAP measures” for details on net earnings (loss) attributable to the Company before specific items.

Operational performance – specialty printing papers
Operating loss for the specialty printing papers segment was $1.7 million in Q4, 2009, a deterioration of $24.3 million from Q4, 2008.

Sales volumes decreased 37,200 tonnes in Q4, 2009 from the comparative period in 2008.  The decline was largely due to increased production curtailment.  Average sales revenue decreased by $173 per tonne in Q4, 2009 from the comparative period in 2008, due primarily to lower average transaction prices across most of the Company’s paper products and a stronger Canadian dollar in the quarter.

Average delivered cash costs decreased $50 per tonne in Q4, 2009 from the same period in 2008.  The decrease was primarily due to lower distribution, furnish, conversion, labour and maintenance costs, which more than offset the impact of higher restructuring costs, write-downs on raw materials inventory and production curtailment.  Before the impact of specific items, average delivered cash costs decreased $55 per tonne in Q4, 2009.

Operational performance – newsprint
Operating loss for the newsprint segment was $38.6 million in Q4, 2009, a deterioration of $49.2 million from Q4, 2008.

Sales volumes decreased 41,900 tonnes in Q4, 2009 from the comparative period in 2008, primarily due to higher production curtailment.  Average sales revenue decreased $334 per tonne due to lower transaction prices and the negative impact of the stronger Canadian dollar in Q4, 2009.

Average delivered cash costs decreased $103 per tonne in Q4, 2009 from the comparative period in 2008 due to lower furnish, chemicals, energy, labour and maintenance costs, partially offset by the impact of production curtailment.  Before the impact of specific items, average delivered cash costs decreased $105 per tonne in Q4, 2009 from the comparative period in 2008.

Operational performance - pulp

The pulp segment operating loss of $1.5 million in Q4, 2009 was an improvement of $20.2 million, from the operating loss of $21.7 million in Q4, 2008.  Operating earnings in Q4, 2008 included an $11.1 million write-down to net realizable value of long-fibre pulp finished goods and related fibre inventory.

Sales volumes decreased 55,100 tonnes in Q4, 2009 from the comparative period in 2008, primarily due to the closure of the Elk Falls sawdust pulp mill and white top linerboard operation and the curtailment of 33,900 tonnes of Crofton market pulp production.  Average sales revenue decreased $47 per tonne, primarily due to lower average transaction prices as a result of deteriorated market conditions, and grade and product mix changes and the impact of the stronger Canadian dollar in Q4, 2009.

Average delivered cash costs decreased $282 per tonne in Q4, 2009 from the comparative period in 2008 due to lower distribution, furnish, labour, maintenance and restructuring costs as well as the absence of a write-down to finished goods and raw materials inventory in 2009, partially offset by higher steam and chemical costs.  Before the impact of specific items, average delivered cash costs decreased $277 per tonne from the comparative period in 2008.

4	FINANCIAL CONDITION

The following table highlights the significant changes between the consolidated balance sheets as at December 31, 2009, and December 31, 2008:

(In millions of dollars)	2009	2008	Variance	Comments
Working capital	$214.8	$201.5	$13.3
Improvement reflects increase of $78.1 million in cash and cash equivalents and decrease of $96.1 million in payables due to lower trade payables and accrued payroll as a result of extensive production curtailment, and pay-down of restructuring liabilities as well as the absence of a mark-to-market liability position on revenue hedges at the end of 2009.  These positive factors were largely offset by a decline in accounts receivable of $120.2 million as sales volumes and prices were significantly affected by the economic downturn in 2009, and a decline in inventory of $33.1 million as fibre and pulp finished goods inventory declined due to the closure of Elk Falls pulp mill and white top linerboard operations in 2008 and increased production curtailment in 2009.

Property, plant and equipment	1,664.7	1,854.4	(189.7)
Decrease mainly due to depreciation and amortization in excess of capital expenditures in 2009, foreign currency translation related to the Snowflake mill and an impairment charge of $17.4 million on excess capacity in Q4, 2009.

Other assets	38.0	65.0	(27.0)	Decrease mainly reflects decline in mark-to-market positions on debt hedges and amortization taken on deferred financing costs in 2009, partly offset by an increase in future income tax asset in 2009.
Total debt	775.6	969.9	(194.3)
Decrease reflects the stronger Canadian dollar at year-end and its impact on translation of the Company’s U.S. dollar-denominated debt, as well as the purchase for cancellation of US$45.8 million in senior notes and pay-down on the revolving facility, offset by additional PREI debt of $19.3 million.

Employee future benefits	294.6	263.2	31.4
Increase reflects a lower discount rate, the impact of higher premiums for medical services plan coverage for retirees related to changes instituted by the B.C. government, and a number of early retirements resulting from restructuring initiatives, partially offset by reductions to future benefits as a result of restructuring initiatives and better than expected plan asset investment performance.

Other long-term obligations	13.4	13.3	0.1	Reflects an increase in environmental and remedial liabilities, offset by payments made for restructuring liabilities during 2009.
Future income taxes and deferred credits	38.3	67.9	(29.6)
Change consists of the following significant items: (i) a future tax recovery on current year loss; (ii) an $8.6 million take-back of previous releases of future income taxes related to previously announced reductions in future federal and provincial income tax rates; and (iii) a $2.7 million reduction in deferred credits.

Additional paid-in capital	16.4	14.6	1.8	Increase relates to the recording of stock-based compensation.

5	LIQUIDITY AND CAPITAL RESOURCES

Selected annual financial information

(In millions of dollars, except where otherwise stated)
	2009	2008	2007

Cash flows provided (used) by operations before changes in non-cash working capital	$6.0	$113.2	$(51.0)
Changes in non-cash working capital	95.4	(35.1)	48.3

Cash flows provided (used) by
Operations	101.4	78.1	(2.7)
Investing activities	(2.9)	(205.3)	(83.7)
Financing activities	(20.4)	132.2	50.9

Capital spending	11.5	41.9	85.8
Depreciation and amortization	146.6	165.8	176.4
Impairment	17.4	151.0	–
Capital spending as % of depreciation and amortization	8%	25%	49%

Total debt to total capitalization 1,2	49%	54%	47%
Net debt to net capitalization 3,4	46%	54%	47%
Net debt to LTM EBITDA before specific items 3,5,6	5.7	5.1	6.9
EBITDA before specific items to interest 5	1.8	2.5	1.6

1     Total debt comprises long-term debt, including current portion.
2     Total capitalization comprises total debt and shareholders' equity attributable to the Company.
3     Net debt comprises total debt less cash on hand.
4     Net capitalization comprises total capitalization less cash on hand.
5     EBITDA before specific items is a non-GAAP measure.  Refer to Section 10, “Non-GAAP measures” for further details.
6     LTM = last 12 months.

Selected quarterly financial information

(In millions of dollars, except where otherwise stated)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash working capital	$6.0	$(2.7)	$(7.9)	$(15.2)	$31.8	$113.2	$53.3	$50.8	$4.6	$4.5
Changes in non-cash working capital	95.4	7.5	14.2	83.4	(9.7)	(35.1)	4.3	(46.4)	26.3	(19.3)

Cash flows provided (used) by
Operations	101.4	4.8	6.3	68.2	22.1	78.1	57.6	4.4	30.9	(14.8)
Investing activities	(2.9)	(1.6)	(0.5)	0.9	(1.7)	(205.3)	(5.9)	(12.6)	(176.4)	(10.4)
Financing activities	(20.4)	(10.7)	43.2	(33.5)	(19.4)	132.2	(52.9)	14.4	145.5	25.2

Capital spending	11.5	4.7	1.0	2.2	3.6	41.9	13.5	12.1	10.8	5.5
Depreciation and amortization	146.6	37.8	35.9	35.8	37.1	165.8	38.7	39.1	46.3	41.7
Impairment	17.4	17.4	–	–	–	151.0	14.5	–	136.5	–
Capital spending as % of depreciation and amortization	8%	12%	3%	6%	10%	25%	35%	31%	23%	13%

Total debt to total capitalization 1,2	49%	49%	48%	49%	52%	54%	54%	52%	50%	50%
Net debt to net capitalization 3,4	46%	46%	45%	48%	52%	54%	54%	52%	50%	50%
Net debt to LTM EBITDA before specific items 3,5,6	5.7	5.7	4.1	3.6	4.0	5.1	5.1	6.0	7.0	7.7
EBITDA before specific items to interest 5	1.8	0.9	1.4	1.1	3.3	2.5	3.4	3.4	1.6	1.6

1     Total debt comprises long-term debt, including current portion.
2     Total capitalization comprises total debt and shareholders' equity attributable to the Company.
3     Net debt comprises total debt less cash on hand.
4     Net capitalization comprises total capitalization less cash on hand.
5     EBITDA before specific items is a non-GAAP measure.  Refer to Section 10, “Non-GAAP measures” for further details.
6     LTM = last 12 months.

The Company’s principal cash requirements are for ongoing operating costs, working capital fluctuations, and capital expenditures as well as principal and interest payments on debt.  Assuming no further deterioration in its business, the Company anticipates that future operating cash requirements can be funded through internally generated cash flow from operations and advances under its ABL Facility.  However, in the event of further deterioration in the Company’s business or the continuation of current market conditions for a prolonged period, these sources may not be sufficient to meet cash requirements for operations and additional funding sources would be required.  Additional funding sources would also be required to repay the Company’s outstanding debt as it matures.  In normal market conditions, such additional funding would typically be obtained through the issuance of debt or equity securities or both.  However, credit and capital markets have been volatile over the last several years and market access for non-investment grade companies, including the Company, was limited or non-existent for extensive periods in 2008 and 2009.  Accordingly, there can be no assurance that the Company would be able to access debt or equity markets to the extent necessary to fund any shortfall arising from operations or to repay or refinance the Company’s outstanding debt as it matures.

Additional details are provided in “Capital resources” and in “Debt” below and in Section 14, “Risks and uncertainties” in discussion on “The Company’s substantial debt may impair its financial and operating flexibility”.

Operating activities

Cash provided by operating activities was $101.4 million in 2009 compared to cash provided of $78.1 million in the previous year.  The increase of $23.3 million was primarily related to a reduction in working capital requirements of $130.5 million in 2009 partially offset by lower EBITDA of $55.9 million in 2009.

Investing activities

Cash used in investing activities was $2.9 million in 2009 compared to $205.3 million in the previous year.  The year-over-year change was largely driven by the acquisition of the Snowflake mill in 2008 for $172.2 million and a reduction of $30.4 million in capital spending in 2009.

Capital spending in 2009 was $11.5 million, compared to $41.9 million in 2008, the components of which are summarized in the following table.

(In millions of dollars)	2009	2008

Safety	$0.3	$2.5
Environment	0.4	0.3
Maintenance of business	7.1	24.1
Profit adding	3.7	15.0
Total	$11.5	$41.9

Financing activities

Cash used in financing activities in 2009 was $20.4 million, compared to cash provided of $132.2 million in the previous year.  Cash provided in 2008 primarily related to the $121.1 million in net proceeds from the equity rights offering used to finance the Snowflake newsprint mill acquisition.

Capital resources

The Company’s capital resources include cash on hand and availability on the Company’s ABL Facility, with total liquidity at period-end summarized in the following table.

(In millions of dollars)	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Borrowing base	$147.9	$151.5	$159.4	$241.5	$263.3	$304.1	$319.0	$311.3
Letters of credit	(24.1)	(24.2)	(24.8)	(25.8)	(27.9)	(24.5)	(24.1)	(20.6)
Amount drawn, net	(14.5)	(25.0)	–	(38.8)	(60.1)	(113.5)	(93.5)	(69.4)
Minimum excess availability	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	(35.0)	–	–
Available to be drawn 1, 2	74.3	67.3	99.6	141.9	140.3	131.1	201.4	221.3
Cash on hand	83.1	90.6	41.6	6.0	5.0	6.2	–	–
Total liquidity	$157.4	$157.9	$141.2	$147.9	$145.3	$137.3	$201.4	$221.3

1	Availability effective Q3, 2008 relates to the ABL Facility and availability for prior quarters relates to the Company’s previous $350 million revolving operating facility.
2
The Company’s ABL Facility is subject to certain financial covenants as disclosed in the Company’s interim consolidated financial statements and in its annual consolidated financial statements for the year ended December 31, 2009, in note 14, “Long-term debt.”

As of December 31, 2009, the Company had $157.4 million of liquidity available, comprising $83.1 million in cash and the availability of $74.3 million on its ABL Facility.  The cash availability is after taking into account the financial covenant to maintain excess availability above $35.0 million.  Compared to December 31, 2008, the Company’s available liquidity increased by $12.1 million.  The increase was primarily due to lower drawings on the ABL Facility and higher cash on hand in 2009, largely offset by a reduced borrowing base due to lower inventory and accounts receivable associated with higher production curtailment levels in 2009.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances, less certain reserves.  After February 13, 2010, this may include a reserve for vacation pay obligations, which as at December 31, 2009, amounted to $26.2 million.  This reserve may only be imposed if excess availability, as defined in the ABL Facility, is below a threshold of $75 million.  Excess availability under this definition was $84.3 million at December 31, 2009.

The agreements covering the ABL Facility and senior notes impose significant operating and financial restrictions on the Company that may limit the Company’s conduct of its business and its ability to take advantage of new business opportunities.  Refer to “Debt” below for additional details on these covenants and restrictions and on events of default.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2009, excluding amounts due for interest on outstanding indebtedness.

Payments due by period (In millions of dollars)	2010		2011		2012		2013	2014	Thereafter

Total debt, excluding capital lease obligations	$		$370.7	1	$		$14.5	$261.7	$113.8
Capital lease obligations		1.0	1.1			4.0	3.8	1.3	
Operating leases		10.4	8.7			6.3	6.2	5.1	24.5
Other commitments		1.6	1.6			0.5			
Total		$13.0	$382.1			$10.8	$24.5	$268.1	$138.3

1    On March 10, 2010, US$318.7 million of 2011 senior notes were exchanged for US$280.4 million of new 2016 senior notes, leaving US$35.5 million of 2011 senior notes outstanding.  Refer to “Debt” section below for further details.

The Company may from time to time purchase its debt securities in the open market.

Debt

The following table illustrates the changes in the Company’s long-term debt for the year ended December 31, 2009:

Issue	January 1, 2009	Net increase (decrease)	Foreign exchange	December 31, 2009
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$354.2 million; January 1, 2009 $400.0 million)	$492.2	$(59.6)	$(61.0)	$371.6
Senior notes, 7.375% due March 2014 (US$250.0 million)	311.0	(1.1)	(44.5)	265.4
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	60.1	(45.6)		14.5
Capital lease obligation	12.2	(1.0)		11.2

Non-recourse (PREI)			
First mortgage bonds, 6.387% due July 2009	74.9	(74.9)		
First mortgage bonds, 6.447% due July 2016	–	94.1		94.1
Subordinated promissory notes	19.5	(0.7)		18.8

Total debt	$969.9	$(88.8)	$(105.5)	$775.6
Less: current portion	75.8	(74.8)		1.0
Total long-term debt	$894.1	$(14.0)	$(105.5)	$774.6

Total debt outstanding as at December 31, 2009 was $775.6 million.  The Company’s net-debt to net-capitalization ratio as at December 31, 2009 was 46% or 8% lower than the ratio as at December 31, 2008.  The decrease was primarily due to the year-over-year change in the U.S. dollar-to-Canadian dollar exchange rate and the impact of the purchase and cancellation of US$45.8 million of the Company’s 8.625% senior notes in Q1, 2009, offset in part by the additional debt proceeds raised on the refinancing of PREI’s $75.0 million of 6.387% first mortgage bonds through the issuance of $95.0 million of 6.447% first mortgage bonds in Q3.

The indentures and agreements governing the Company’s senior notes contain customary restrictive covenants including restrictions on incurring additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates.  For additional details on covenant restrictions, including permitted debt and restricted payments baskets, refer to the consolidated financial statements, note 14, “Long-term debt”.

The ABL Facility contains a number of covenants that, among other things, place restrictions on matters customarily restricted in such facilities, including indebtedness which encompasses guarantee obligations, liens, fundamental changes, investments, derivative transactions, sales of assets, changes in fiscal periods, environmental activity, negative pledges, subsidiary distributions and changes in lines of business.  The ABL Facility contains customary events of default, including failure to pay principal or interest when due, failure to comply with or observe key covenants, failure to refinance the 2011 notes on or before March 15, 2011, adverse judgements, seizures of property, material adverse change, auditors’ “going concern” qualification, and change in control.  The covenants relating to the Company’s ABL Facility are determined using financial statement values, where applicable, based on Canadian GAAP.

At December 31, 2009, the Company was in compliance with the covenants under both its ABL Facility and senior notes.

A significant or prolonged downturn in general business and economic conditions may affect the Company’s ability to comply with debt covenants in the future and could result in the Company being in default under the ABL Facility or senior notes.  If a default were to occur with respect to the senior notes or the ABL Facility, the Company may not be able to cure the default, obtain a waiver of the default, or enter into an appropriate amendment to the senior notes or ABL Facility agreements.  This may allow the counterparties to these agreements to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.  In this event, the Company may not have or be able to obtain sufficient funds to make accelerated debt payments if so required.  No assurance can be made that the Company would be able to effectively cure a breach or default or obtain debt or equity financing, or sell assets as an alternative means of responding to a breach or default.

On November 23, 2009, the Company offered to exchange its outstanding 8.625% senior notes (“Old Notes”) due June 15, 2011 for new 10.0% senior secured notes (“New Notes”) due December 15, 2016, and shares of common stock of the Company.  In conjunction with the exchange offer, the Company also solicited the consent of the note holders to amend the terms of the Old Notes by, among other things, eliminating substantially all of the negative covenants contained in the respective note indenture.  On January 25, 2010, the Company announced that it had amended the terms of the exchange offer.  The amendments included the offer to pay interest at 11.0% on the New Notes and the removal of the equity component.  On February 16, 2010, the Company announced that an agreement in principal had been reached with the lenders under the ABL in conjunction with counsel for the Ad Hoc Committee of holders of the Old Notes with respect to inter-creditor and other related agreements arising from the bond exchange, and the Company amended the terms of the exchange offer accordingly.  On March 1, 2010, the Company announced that US$318.7 million in principal amount of the Old Notes, or 89.96% of the outstanding Old Notes, had been tendered for exchange as of February 25, 2010, and that in light of this, the Company had reduced the minimum tender condition to US$318.7 million in principal amount of the Old Notes.  This effectively waived the minimum tender condition, and as a result, the exchange offer was extended to March 5, 2010.  On March 10, 2010, pursuant to an exchange offer by the Company, senior unsecured notes of US$318.7 million at 8.625%, due June 2011, were exchanged for new senior secured notes of US$280.4 million at 11.0%, due December 2016, leaving US$35.5 million of senior unsecured notes due in June 2011 outstanding.

In conjunction with the launch of the bond exchange offer in November 2009, the Company announced that it intended to conduct a rights offering to raise proceeds of up to $100 million upon completion of the bond exchange.  On January 25, 2010, the Company's Board of directors accepted the resignation of its President and Chief Executive Officer, Richard Garneau, who will be leaving the Company at the end of May, 2010.  A search for a successor is underway and the Company’s Board of directors has determined that completing the succession process is desirable prior to initiating the proposed rights offering.  As a result of this event and current market and industry conditions, the Company will not proceed with the proposed rights offering as originally scheduled.

Credit rating

The following table highlights the Company’s credit ratings and outlook with Moody Investors Service (“Moodys”), Standard & Poor’s (“S&P”), and Dominion Bond Rating Service (“DBRS”) as at December 31:

December 31,
	2009	2008	2007

Moodys Investors Service
Outlook	Negative	Negative	Negative
Corporate family rating	B3	B1	B1
Senior unsecured debt	Caa3	B2	B2
Senior secured credit facility	–	–	Ba1
Speculative grade liquidity	SGL-3	SGL-3	n/a

Standard & Poor’s
Outlook	Credit Watch – Negative	Negative	Negative
Long-term issuer credit	CC	B	B
Senior unsecured debt	C	B	B
Senior secured debt	–	–	BB-

Dominion Bond Rating Service
Outlook	Under Review – Negative	Negative	Negative
Senior unsecured debt	CCC	BB	BB

Following the Company’s announcement in June 2009 that it was reviewing refinancing alternatives to address the maturity of its unsecured notes, and in light of the prevailing weak market conditions, both S&P and Moodys downgraded the Company’s credit ratings.  S&P lowered its credit ratings for the Company, including its long-term corporate credit rating to CCC+ from B.  S&P also placed the ratings on CreditWatch with negative implications.  Moodys downgraded the Company’s long-term corporate credit to B3 from B1.

Following the Company’s announcement in November 2009 that it had commenced a private offer to exchange a portion of its senior notes, S&P, Moodys and DBRS further downgraded the Company’s credit ratings, as they viewed that the offer would constitute a distressed exchange.  S&P lowered the long-term corporate rating for the Company to CC from CCC+, and lowered the issue-level rating on the senior notes to C from CCC.  Moodys lowered the Probability of Default rating to Caa3 from B3 and affirmed the Company’s Corporate Family Rating at B3.  Moodys also downgraded the senior notes subject to the exchange offer to Caa3 from Caa1 and placed the rating of the Company’s senior notes due 2014 under review for possible downgrade.  DBRS downgraded the Issuer Rating of the Company to B from BB and the Senior Debt rating to CCC from BB.  DBRS also placed all ratings Under Review with Negative Implications.  DBRS views the exchange as disadvantageous to the note holders and cites soft industry conditions as the basis for the downgrades.

The downgrades to the Company’s credit ratings have a negative influence on the Company’s ability to obtain future financing and have an adverse impact on the Company’s cost of capital.

Financial instruments

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term debt.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  The Company is exposed to risk from its financial instruments, specifically credit risk, market risk, including currency, price and interest risk, and liquidity risk.  The Board of directors and the Audit Committee have approved a policy to manage the risks associated with the use of derivatives and setting objectives for and limits on their use.  Management identifies and analyzes the risks, establishes appropriate controls, creates responsibilities and limits, and provides for regular monitoring and reporting.  Further details on specific risks are available in note 26, “Financial Instruments” of the Company’s consolidated financial statements for the year ended December 31, 2009.

In accordance with its financial risk-management program, the Company manages its exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions.  The Company does not enter into financial instruments for speculative purposes.

Revenue risk management instruments

The Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies.  At December 31, 2009, the Company had foreign currency options and forward contracts with a notional principal of US$366 million with major financial institutions.  These instruments are reported in the consolidated balance sheet at their fair value, which was $19.0 million at the end of 2009 based on year-end exchange rates.  Changes in the fair value of derivatives that qualify and are designated as cash-flow hedges are deferred and recorded as a component of “Accumulated other comprehensive income” (“AOCI”) until the underlying transaction is recorded in earnings.  When the hedged item affects earnings, the gain or loss is reclassified to “Sales” from “AOCI”.  Any ineffective portion of a hedging derivative’s change in fair value and the portion that is excluded from the assessment of hedge effectiveness are recognized immediately in “Sales”.  At December 31, 2009, instruments having a notional principal of US$284 million were designated as hedging instruments.

Cost risk management instruments

The Company’s policy allows for hedges of old newsprint to be placed on anticipated purchases.  As well, hedges are placed on anticipated purchases at 0% to 70% of the net exposure for oil and natural gas.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value.  Settlements and changes in fair value are recognized in “Cost of sales, excluding depreciation and amortization”.  At December 31, 2009, agreements in place for natural gas usage were not material and the Company had no oil contracts or options outstanding at December 31, 2009.

6	RELATED PARTY TRANSACTIONS

Effective October 23, 2006, Third Avenue together with its subsidiaries and affiliates became a significant shareholder in the Company.  In 2008, Third Avenue acquired an additional 59,856,422 common shares in connection with the rights offering related to the acquisition of Snowflake.  Third Avenue acquired a further 1,000,000 common shares on the open market in 2009.

Directors and employees

The Company undertakes certain transactions with companies affiliated with its directors.  These transactions are in the normal course of business and are on the same terms as those accorded to third parties.  During 2009, the Company paid aggregate fees of approximately $7.1 million to companies affiliated with directors of the Company, primarily for obligations under a building lease, for services related to trucking chips and sawdust, and other consulting services.

7	CONTINGENT LIABILITIES

Severances

Due to on-going weak market conditions, the Company has continued to curtail certain operations at its Elk Falls and Crofton mills.  As at December 31, 2009, these curtailments have affected approximately 300 hourly employees at the Elk Falls mill and approximately 70 hourly employees at the Crofton mill through protracted lay-offs.  The labour agreement between the Company and union locals provides that if an hourly employee has been on lay-off for 12 months (lay-off is defined as having the opportunity to work less than 900 hours during the 12 month period), and, at the end of that 12 month period, the Company has no plan to re-employ the employee during the three months following, the affected employee has an option of requesting a severance payment.  Employees requesting a severance payment would lose their rights of recall under the agreement.  The labour agreement between the Company and PPWC Local 2 at Crofton, has similar provisions under which severance applies, although the 900 hour threshold does not apply.  The Company estimated that should the conditions giving rise to severance at Elk Falls and Crofton be met, the potential severance payment would be approximately $19 million.  The Company did not record a liability for this contingency as of December 31, 2009 as it had not determined what the future of these operations would be and could not know how many employees would request their severance, as opposed to retaining their recall rights, should they become eligible for severance in the future.  Therefore, the likelihood, timing, and extent of any potential liability were not determinable.  Subsequent to December 31, 2009, and as at March 10, 2010, 190 hourly employees at Elk Falls had requested severance payments, resulting in an aggregate severance charge of $11.5 million.  The Company may not be able to restart the Elk Falls mill if all of the remaining hourly employees of this mill decide to forfeit their recall rights and request severances, in which case, the Company would consider permanently closing this mill.

In addition to the hourly employees on lay-off due to production curtailments, as at December 31, 2009, there were approximately 100 hourly employees who were on lay-off at the Company’s Elk Falls, Port Alberni, and Powell River mills due to restructuring and other initiatives.  These employees are entitled to rights of recall in the range of 12 to 42 months from the last day worked, but at any time may forfeit their rights of recall in exchange for severance payments.  If all affected employees exercise their severance rights at some point and thereby forfeit their recall rights, the Company estimates that the total severance payment would be approximately $3.8 million.  The Company did not record a liability for this contingency as of December 31, 2009 as the likelihood, timing, and extent of any potential liability were not determinable.  Subsequent to December 31, 2009, and as at March 10, 2010, 41 hourly employees had exercised their severance rights, resulting in an aggregate severance charge of $1.5 million.

Claim for return of payments made to Quebecor World (USA)

In January 2010, Quebecor World (USA)’s litigation trustee (“Quebecor”) filed a claim against the Company for alleged preferential transfers of approximately US$18.8 million.  The claim seeks the return of payments made by Quebecor to the Company in the ordinary course of their trade relationship in the 90 days prior to Quebecor’s Chapter 11 filing in December 2007.  The Company is one of 1700 vendors of Quebecor who received payments totalling US$390 million during the preference period in which the litigation trustee has sought recovery.  The claim is made pursuant to the U.S. Bankruptcy Code which allows recovery of certain transfers made by the bankrupt debtor within the 90 days prior to the bankruptcy filing, subject to a vendor’s defences.

The Company intends to defend the claim and has been advised that it has a number of defences available that are expected to eliminate or significantly reduce its financial exposure.  Accordingly, the Company does not expect to incur any significant liability in connection with the Quebecor claim.

Application to Labour Relations Board for certain post-retirement benefits

The CEP Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the Company’s Powell River and Port Alberni mills, have applied to the Labour Relations Board of B.C. for a declaration that the Company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (“M.B.”), now doing business as Weyerhaeuser Company Ltd. (“Weyerhaeuser”).  Pacifica Papers Inc. (“Pacifica”) acquired the Powell River and Port Alberni mills from M.B. in 1998, and it was agreed as part of that transaction that M.B. would remain responsible for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills.  The Company subsequently amalgamated with Pacifica in 2001.  The Locals claim that the contractual relationships between the Company, Pacifica and M.B. do not absolve the Company (as successor to Pacifica) from any obligations which may exist in respect of certain post-retirement benefits and that the successorship provisions of the Labour Relations Code imposed any such possible obligations on Pacifica at the time Pacifica acquired the mills.  The Company does not agree with the Locals’ position and will contest the Labour Board application.  If the Locals’ application is successful, the Company could become responsible for the post-retirement benefits of these retirees in addition to those for which the Company already accounts. These proceedings are at an early stage.  The extent of the Company’s liability, if any, cannot be determined at this time although the Company estimates that it would incur costs of between $2 million and $4 million annually to provide these additional benefits.  In that event, the Company will seek indemnification from Weyerhaeuser.

ICP arbitration settlement

On November 20, 2009, the arbitration proceeding relating to a 20-year energy services agreement with ICP was settled.  The arbitration was a result of the Company’s declaration of force majeure under the energy services agreement due to the permanent closure of the Elk Falls pulp mill in November 2008 as a result of the unavailability of sawdust fibre.  The settlement terminated the energy services agreement, including the contingent liability for energy not purchased.  Subject to subdivision approval, the Company has agreed to transfer to ICP the land it currently leases and upon which its energy facility is located.  The Company has also granted certain easements and access rights to ICP to facilitate the independent operation of the energy facility and eliminate the need for the Company to provide certain services to ICP.  The cost of the settlement to the Company was $1.4 million, representing the fair value of the property to be transferred or leased at a nominal amount to ICP as well as the costs associated with the provision of services to ICP for 18 months.

8	OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

Business dispositions

The Company sold a portion of its operations in June 2001 and provided with the sale a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million.  This liability has been reduced by expenditures related to certain decommissioning projects.  The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit.

Loans

The Company entered into a building lease agreement in 2001 under which it would continue to make the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor were no longer able to meet its contractual obligations.  At December 31, 2009, the value of the mortgage was $7.9 million.  The agreement does not increase the Company’s liability beyond the obligations for the building lease.

Recycling plant acquisition

In connection with the acquisition of the Company’s paper recycling operation in December 2003, the Company provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that were issued to the vendors.  Liability under these indemnities expired in November 2008, with the exception of the indemnity related to title to the shares, which does not expire.  The Company does not expect any significant claims related to these indemnities.  The Company also provided indemnities with respect to general environmental matters under its lease of the land and buildings.  The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws.  This indemnity is indefinite and survives after the lease is terminated.  The Company is not liable for pre-existing environmental conditions.

9	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ended December 31, 2009.

(In millions of dollars, except per share amounts)
	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$294.3	$263.4	$291.5	$352.5	$492.2	$504.8	$452.9	$399.5
EBITDA 1	13.4	22.9	6.1	61.1	64.7	53.1	29.5	12.1
Net earnings (loss) attributable to the Company	(35.8)	13.2	(1.9)	20.1	(48.5)	(10.9)	(121.9)	(38.5)
Net earnings (loss) per share attributable to the Company’s common shareholders – basic and diluted	$(0.09)	$0.03	$(0.01)	$0.06	$(0.13)	$(0.03)	$(0.33)	$(0.18)

1   EBITDA is a non-GAAP measure.  Refer to Section 10 “Non-GAAP measures” for further details.

In Q1, 2009, the net earnings attributable to the Company increased $68.6 million, or $0.19 per common share, from Q4, 2008, due largely to improved after-tax operating earnings of $8.9 million, an after-tax gain of $26.1 million on the cancellation of long-term debt, and an after-tax foreign exchange loss of $10.7 million on the translation of long-term debt in Q1, compared to an after-tax loss of $45.2 million in Q4, 2008.

In Q2, 2009, net loss attributable to the Company increased $22.0 million, or $0.07 per common share, from the preceding quarter.  The decrease was primarily related to a reduction in after-tax operating earnings of $37.6 million and the absence of an after-tax gain of $26.1 million on the cancellation of long-term debt, offset by an after-tax exchange gain of $32.2 million on the translation of long-term debt in Q2, compared to an after-tax foreign exchange loss of $10.7 million in Q1.

In Q3, 2009, net earnings attributable to the Company increased $15.1 million, or $0.04 per common share from Q2, due largely to improved after-tax operating earnings of $11.7 million.

In Q4, 2009, net loss attributable to the Company increased $49.0 million, or $0.12 per common share, from Q3.  The increase was due primarily to a reduction in after-tax operating earnings of $20.2 million, an after-tax asset-impairment charge of $13.1 million, and an after-tax foreign exchange gain of $9.5 million on translation of long-term debt, compared to an after-tax gain of $33.0 million in Q3.

The following table reconciles the average spot exchange rate to the Company’s effective rate for the eight consecutive quarters ended December 31, 2009:

US$/CDN$ foreign exchange	2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average spot rate	0.947	0.911	0.855	0.803	0.825	0.961	0.990	0.996
Revaluation of U.S. dollar receivables	0.009	0.039	0.046	(0.014)	(0.078)	(0.016)	0.005	(0.022)
(Favourable) unfavourable impact of hedging 1	(0.013)	(0.035)	(0.021)	0.045	0.112	0.017	(0.010)	(0.003)
Other	(0.006)	0.006	0.013	0.022	0.009	0.009	0.004	(0.004)
Average effective rate	0.937	0.921	0.893	0.856	0.868	0.971	0.989	0.967

1   Favourable (unfavourable) impact of hedging (in millions of dollars)                                           $    2.7                        $   6.8                          $5.0                     $(15.6)           $          (37.8)                       $(7.6)                        $2.7                $1.0

10	NON-GAAP MEASURES

EBITDA, defined as earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses equates to operating earnings (loss) plus depreciation and amortization and impairment.  This measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities as U.S. GAAP does not define a method of calculating EBITDA.  The Company focuses on EBITDA, as it believes this measure enables comparison of its results between periods without regard to debt service, income taxes and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so that they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2009 and 2008 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making it difficult to compare results from period to period.  The Company believes it is useful for readers to be aware of these specific items and to have an indication of performance and comparative trends excluding them.  Specific items include foreign exchange gain or loss on long-term debt, gain on cancellation of long-term debt, asset impairments, restructuring costs, financing-related fees, income tax adjustments, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, its measures excluding specific items have no standardized meaning under U.S. GAAP and might not be comparable to similarly titled measures reported by other entities.  Readers are cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items and net earnings (loss) per share attributable to the Company’s common shareholders before specific items should not be confused with or used as an alternative to measures prescribed by U.S. GAAP.

The Company has reported free cash flow because management believes this information can be used by investors and other users to better assess its operating performance.  Free cash flow excludes working capital changes and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.  As U.S. GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  Free cash flow is calculated as EBITDA after capital expenditures, interest and income taxes paid, and adjustments to reflect employee future benefit payments.  The closest GAAP measure is cash provided by operating activities less cash used by investing activities.

The tables below provide a reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items, net earnings (loss) attributable to the Company to net earnings (loss) attributable to the Company before specific items, and a reconciliation of cash provided by operating activities less cash used by investing activities to free cash flow, and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items by year

(In millions of dollars)	2009	2008	2007

Net earnings (loss) attributable to the Company as reported	$(4.4)	$(219.8)	$(36.5)
Net earnings (loss) attributable to non-controlling interest	(1.2)	0.8	0.1

Net earnings (loss)	(5.6)	(219.0)	(36.4)
Depreciation and amortization	146.6	165.8	176.4
Impairment	17.4	151.0	–
(Gain) loss on cancellation of long-term debt	(30.7)	–	–
Foreign exchange (gain) loss on long-term debt	(75.3)	82.2	(103.9)
Other (income) expense, net	9.4	(4.9)	15.3
Interest expense, net	69.3	75.0	70.7
Income tax recovery	(27.6)	(90.7)	(95.1)
EBITDA	$103.5	$159.4	$27.0

Specific items:
Restructuring costs	17.9	30.1	55.3
Change-of-control costs	–	–	9.4
Impact of USW strike	–	–	25.0
Total specific items	17.9	30.1	89.7

EBITDA before specific items	$121.4	$189.5	$116.7

Reconciliation of net earnings (loss) attributable to the Company to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)	2009					2008
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company as reported	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1	$(219.8)	$(48.5)	$(10.9)	$(121.9)	$(38.5)
Net earnings (loss) attributable to non-controlling interest	(1.2)	0.7	(0.9)	(1.1)	0.1	0.8	0.6	(0.1)	(0.2)	0.5
Net earnings (loss)	(5.6)	(35.1)	12.3	(3.0)	20.2	(219.0)	(47.9)	(11.0)	(122.1)	(38.0)
Depreciation and amortization	146.6	37.8	35.9	35.8	37.1	165.8	38.7	39.1	46.3	41.7
Impairment	17.4	17.4	–	–	–	151.0	14.5	–	136.5	–
(Gain) loss on cancellation of long-term debt	(30.7)	–	–	–	(30.7)	–	–	–	–	–
Foreign exchange (gain) loss on long-term debt	(75.3)	(11.1)	(38.9)	(37.9)	12.6	82.2	53.5	10.8	1.2	16.7
Other (income) expense, net	9.4	3.6	2.7	3.8	(0.7)	(4.9)	–	(0.2)	(4.5)	(0.2)
Interest expense, net	69.3	16.6	16.5	16.3	19.9	75.0	19.6	19.2	19.4	16.8
Income tax expense (recovery)	(27.6)	(15.8)	(5.6)	(8.9)	2.7	(90.7)	(13.7)	(4.8)	(47.3)	(24.9)
EBITDA	103.5	13.4	22.9	6.1	61.1	159.4	64.7	53.1	29.5	12.1
Specific items:
Restructuring costs
Specialty printing papers	$11.7	$0.4	$(0.5)	$9.8	$2.0	$10.6	$(1.0)	$0.1	$0.5	$11.0
Newsprint	3.0	0.2	0.2	1.9	0.7	4.1	(0.1)	0.1	0.5	3.6
Pulp	3.2	0.8	0.3	0.6	1.5	15.4	2.3	12.9	0.2	–
Total specific items	17.9	1.4	–	12.3	4.2	30.1	1.2	13.1	1.2	14.6
EBITDA before specific items	$121.4	$14.8	$22.9	$18.4	$65.3	$189.5	$65.9	$66.2	$30.7	$26.7

Reconciliation of net earnings (loss) attributable to the Company to net earnings (loss) attributable to the Company before specific items by year

(In millions of dollars and after-taxes, except where otherwise stated)
	2009	2008	2007

Net earnings (loss) attributable to the Company as reported	$(4.4)	$(219.8)	$(36.5)
Specific items:
(Gain) loss on cancellation of long-term debt	(26.1)	–	–
Foreign exchange loss (gain) on long-term debt	(64.0)	69.4	(86.2)
Impairment and loss on disposal	13.1	111.0	4.9
Restructuring and change-of-control costs	12.5	20.8	42.7
Fees related to bond exchange offer	1.5	–	–
USW strike impact	–	–	16.5
Financing related fees	–	–	0.8
Termination fee on closure of corrugating machine	–	(1.2)	–
Income tax adjustments	8.6	(5.8)	(31.5)
Net earnings (loss) attributable to the Company before specific items	(58.8)	(25.6)	(89.3)
Net earnings (loss) per share attributable to the Company’s common shareholders in dollars: As reported	$(0.01)	$(0.65)	$(0.17)
Before specific items	$(0.15)	$(0.08)	$(0.42)

Reconciliation of net earnings (loss) attributable to the Company to net earnings (loss) attributable to the Company before specific items by quarter

(In millions of dollars and after-taxes, except where otherwise stated)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) attributable to the Company as reported	$(4.4)	$(35.8)	$13.2	$(1.9)	$20.1	$(219.8)	$(48.5)	$(10.9)	$(121.9)	$(38.5)
Specific items:
(Gain) loss on cancellation of long-term debt	(26.1)	–	–	–	(26.1)	–	–	–	–	–
Foreign exchange loss (gain) on long-term debt	(64.0)	(9.5)	(33.0)	(32.2)	10.7	69.4	45.2	9.1	1.0	14.1
Impairment and loss on disposal	13.1	13.1	–	–	–	111.0	10.0	–	101.0	–
Restructuring costs	12.5	1.0	–	8.5	3.0	20.8	0.9	9.0	0.8	10.1
Fees related to bond exchange offer	1.5	1.5	–	–	–	–	–	–	–	–
Termination fee on closure of corrugating machine	–	–	–	–	–	(1.2)	–	–	(1.2)	–
Income tax adjustments	8.6	7.9	–	–	0.7	(5.8)	1.7	–	–	(7.5)
Net earnings (loss) attributable to the Company before specific items	(58.8)	(21.8)	(19.8)	(25.6)	8.4	(25.6)	9.3	7.2	(20.3)	(21.8)
Net earnings (loss) per share attributable to the Company’s common shareholders in dollars: As reported	$(0.01)	$(0.09)	$0.03	$(0.01)	$0.06	$(0.65)	$(0.13)	$(0.03)	$(0.33)	$(0.18)
Before specific items	$(0.15)	$(0.06)	$(0.05)	$(0.06)	$0.02	$(0.08)	$0.02	$0.02	$(0.06)	$(0.10)

Reconciliation of cash provided by operating activities less cash used by investing activities to free cash flow by year

(In millions of dollars)	2009	2008	2007

Cash provided (used) by operating activities	$101.4	$78.1	$(2.7)
Cash used by investing activities	(2.9)	(205.3)	(83.7)
Proceeds from the sale of property, plant and equipment and other assets	(4.5)	(2.2)	(6.5)
Snowflake acquisition		172.2	–
Other investing activities	(4.1)	(6.6)	4.4
Non-cash working capital changes except changes in taxes and interest	(96.5)	37.8	(49.7)
Other	35.9	(28.8)	17.8
Free cash flow	$29.3	$45.2	$(120.4)

Reconciliation of cash provided by operating activities less cash used by investing activities to free cash flow by quarter

(In millions of dollars)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$101.4	$4.8	$6.3	$68.2	$22.1	$78.1	$57.6	$4.4	$30.9	$(14.8)
Cash provided (used) by investing activities	(2.9)	(1.6)	(0.5)	0.9	(1.7)	(205.3)	(5.9)	(12.6)	(176.4)	(10.4)
Proceeds from the sale of property, plant and equipment and other assets	(4.5)	(0.9)	(0.4)	(0.5)	(2.7)	(2.2)	0.1	(2.3)	0.1	(0.1)
Snowflake acquisition			–	–	–	172.2	–	0.3	171.9	–
Other investing activities	(4.1)	(2.2)	(0.1)	(2.6)	0.8	(6.6)	(7.7)	2.5	(6.4)	5.0
Non-cash working capital changes except change in taxes and interest	(96.5)	(9.4)	(12.1)	(87.8)	12.8	37.8	(6.6)	51.3	(29.7)	22.8
Other	35.9	2.8	13.1	15.4	4.6	(28.8)	(11.3)	(21.0)	10.8	(7.3)
Free cash flow	$29.3	$(6.5)	$6.3	$(6.4)	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

Management’s calculation of free cash flow by year

(In millions of dollars)	2009	2008	2007

EBITDA	$103.5	$159.4	$27.0
Interest paid, net	(66.5)	(74.4)	(67.8)
Capital expenditures	(11.5)	(41.9)	(85.8)
Income taxes paid	(0.5)	(0.8)	(0.5)
Employee future benefits, expense over (under) cash contributions 1	4.3	2.9	6.7
Free cash flow	$29.3	$45.2	$(120.4)

1	Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

Management’s calculation of free cash flow by quarter

(In millions of dollars)
	2009					2008
	TOTAL	Q4	Q3	Q2	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$103.5	$13.4	$22.9	$6.1	$61.1	$159.4	$64.7	$53.1	$29.5	$12.1
Interest paid, net	(66.5)	(15.9)	(15.9)	(15.5)	(19.2)	(74.4)	(21.1)	(18.8)	(17.1)	(17.4)
Capital expenditures	(11.5)	(4.7)	(1.0)	(2.2)	(3.6)	(41.9)	(13.5)	(12.1)	(10.8)	(5.5)
Income taxes received (paid)	(0.5)	(0.1)	0.3	(0.3)	(0.4)	(0.8)	(0.7)	0.4	0.3	(0.8)
Employee future benefits, expense over (under) cash contributions 1	4.3	0.8	–	5.5	(2.0)	2.9	(3.2)	–	(0.7)	6.8
Free cash flow	$29.3	$(6.5)	$6.3	$(6.4)	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

1     Free cash flow is adjusted to reflect the cash impact of employee future benefits rather than the accounting expense which is included in EBITDA.

11	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses.  Some of these estimates require judgements about matters that are inherently uncertain.

Note 2, “Summary of Significant Accounting Policies” to the December 31, 2009 consolidated financial statements includes a summary of the significant accounting policies used in their preparation.  While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgement.  On an ongoing basis using currently available information, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts, fair value measurement, and income taxes.  Actual results could differ from these estimates.

The following accounting policies require management’s most difficult, subjective and complex judgements, and are subject to measurement uncertainty.

Environmental and legal liabilities

Environmental and legal liabilities are recorded when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated.  Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof.  Provisions for liabilities relating to legal actions and claims require judgements about projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2009, the Company had a provision of $7.6 million for environmental, remedial and other obligations.  The Company expects capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the Company’s properties, will total approximately $3.4 million in 2010.

As at December 31, 2009, the Company had a contingent liability related to severance payments to hourly employees who may become entitled to severance under the terms of their respective governing labour agreements at the Elk Falls and Crofton mills.  In addition, the Company had a contingent liability related to severance payments to hourly employees at the Elk Falls, Port Alberni and Powell River mills who may forfeit their right of recall in exchange for severance payments.  The Company has not recorded a liability with respect to contingent severances as the likelihood, timing and extent of any potential liability is not determinable.

Impairment of long-lived assets

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable.  The Company tests for impairment using a two-step methodology as follows:

(i)	Determine whether the projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date; and

(ii)
If assets are determined to be impaired in step (i), then such impaired assets are written down to their fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition.

Estimates of future cash flows and fair value require judgements, assumptions and estimates and may change over time.  Due to the variables associated with judgements and assumptions used in these tests, the precision and accuracy of estimates of impairment charges are subject to significant uncertainties and may change significantly as additional information becomes known.  The carrying value of long-lived assets represented approximately 80% of total assets as at December 31, 2009.  If future developments were to differ adversely from management’s best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.

During the fourth quarter of 2009, as a result of the severity of the decline in demand for the Company’s products, the Company conducted step (i) impairment tests on its paper and pulp assets.  Estimates of future cash flows used to test the recoverability of long-lived assets included key assumptions related to foreign exchange rates, forecast prices, market supply and demand, estimated useful life of the long-lived assets, production levels, production costs, inflation, weighted average cost of capital, and capital spending.  The assumptions are derived from information generated internally, independent industry research firms, and other external published reports and forecasts.  The useful life of the Company’s assets was estimated at 20 years for paper assets and 10 years for pulp assets.  Product sales prices and foreign exchange assumptions for 2010 of CDN$1.00 = US$0.95 were based on management’s best estimates incorporating independent market information as well as analysis of historical data, trends and cycles.  Product sales prices and foreign exchange assumptions for years 2011 to 2013 were based on forecasts prepared by Resource Information Systems Inc., an independent external firm.  The foreign exchange assumption was CDN$1.00 = US$0.93 in 2011 declining to CDN$1.00 = US$0.89 by 2013.  Product sales prices and foreign exchange rate assumptions for 2014 and subsequent years were estimated by management based on long-term trend pricing for product sales prices and a long-term expected foreign exchange rate of CDN$1.00 = US$0.88.  Step (i) of the impairment test demonstrated that an impairment charge for the pulp and paper assets was not required as the estimated undiscounted cash flows exceeded the carrying values.

The Company’s Elk Falls E1 paper machine has been curtailed since September 2007 and its Elk Falls E2 and E5 paper machines have been indefinitely curtailed since February 23, 2009.  The demand outlook for newsprint and directory paper remains weak and on January 21, 2010, the Company announced that its Crofton C1 paper machine would be indefinitely curtailed.  The Company’s paper recycling facility in Coquitlam, which supplies the Crofton paper machines with de-inked pulp, was also indefinitely shutdown in mid-February 2010.  The Company has accelerated depreciation on certain paper machines over the past few years in anticipation of declining North American newsprint demand.  The Company expects that while global demand will improve in the future over 2009 levels, it will not return to a pre-recession level and the Company will likely have excess newsprint machine capacity.  As a result, the Company recorded an asset-impairment charge of $17.4 million in the fourth quarter of 2009.  The Company is in discussions with key stakeholders, including unions and municipalities, on cost reductions across its operations.  Given the marketing outlook for 2010, the Company expects cost reductions are necessary to restart the idled machines.  The Company will continue to assess demand and cost conditions to determine whether improvements are sufficient to enable curtailed machines to return to production.  To the extent that business conditions do not improve sufficiently in a reasonable period of time, the Company may consider a permanent shut down of its Elk Falls operations, Crofton paper operations, and paper recycling facility necessitating a further write-down in the future.  As at December 31, 2009, the net book value of these assets was approximately $236 million for the Elk Falls paper mill site, approximately $195 million for the Crofton paper mill site, and approximately $70 million for the Coquitlam paper recycling facility.

The Company’s pulp production at the Crofton mill was also indefinitely curtailed in March 2009 removing 403,000 tonnes of annualized pulp capacity.  The restart of one of the two lines of pulp production on October 5, 2009 re-instated 222,000 tonnes of total pulp capacity on an annualized basis.  The second line of pulp production at Crofton remains indefinitely curtailed. As at December 31, 2009, the net book value of the curtailed Crofton pulp mill assets was approximately $19 million.

During 2008, the Company recorded an asset-impairment charge of $136.4 million on assets related to its Elk Falls pulp mill and white top linerboard operation, of which $129.0 million related to property, plant and equipment and $7.4 million related to supplies and spare parts inventory.  The Elk Falls pulp mill and white top linerboard operation was permanently closed on November 18, 2008 as a result of the ongoing unavailability of sawdust fibre.  In addition, the Company also recorded a $14.6 million asset impairment charge in 2008 on certain specific mill assets that are no longer in use or where the net realizable value has decreased due to the current weak economic environment.

Pension and post-retirement benefits

The Company maintains various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans.  The Company retains independent actuarial firms to perform actuarial valuations of the fair value of the Company’s defined benefit pension and post-retirement benefit plan assets and benefit obligations, and to advise on the amounts to be recorded in the Company’s financial statements.  This information is determined using certain assumptions, based on historical and market data that have a direct impact on the fair value of the assets and obligations and on the charges disclosed in the Company’s financial statements.  These assumptions include:

•
The discount rate, which is used to estimate the actuarial present value of the various plan obligations.  The Company, assisted by independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments.  As at December 31, 2009, a discount rate of 6% per year was determined by management in consultation with its independent actuarial advisors.

•
The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations.  The Company, with the assistance of independent actuarial firms, sets the expected rate of return on plan assets annually to reflect the current view of long-term investment returns.  As at December 31, 2009, a rate of return of 7% per year was determined by management in consultation with its independent actuarial advisors.

•
Salary increases used to estimate the impact that future compensation increases would have on pension and other post-retirement obligations.  As at December 31, 2009, a rate of compensation increase of 2% per year was determined by management in consultation with its independent actuarial advisors.

•
Health care trend rates and mortality rates used to estimate the impact that future health care costs would have on pension and post-retirement obligations.  As at December 31, 2009, a health care trend rate of 7% per year was determined by management in consultation with its independent actuarial advisors.  The health care trend rate is assumed to decline by 0.5% annually, and the ultimate health care trend rate is assumed to be 4.5%.

Actual experience can vary significantly from estimates and could have a material impact on the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the assumed overall health care cost trend rate used in measuring the net pension benefit obligation, and the net obligation for other employee future benefits and related net periodic benefit cost for 2009.  This sensitivity analysis should be used with caution as it is hypothetical and changes in the health care cost trend rate may not be linear.

	Pension benefit plans		Other benefit plans
(In millions of dollars)	Net benefit obligation	Net 2009 expense	Net benefit obligation	Net 2009 expense

Assumed overall health care cost trend
Impact of:
1% increase	n/a	n/a	30.2	3.3
1% decrease	n/a	n/a	(26.0)	(3.7)

Provision for bad debts and allowance for doubtful accounts

The Company regularly reviews the collectibility of its accounts receivable.  The Company records its allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts by highlighting those that are specifically high risk and applying judgement to arrive at an estimate.  Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded.  Accounts receivable balances for individual customers could potentially be material at any given time.  The Company manages its credit risk principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits and payment terms.  The Company also subscribes to credit insurance for a majority of its receivables, periodically purchases accounts receivable puts on certain customers, and obtains bank letters of credit for some export markets and customers.  The Company’s estimate of the required allowance is a matter of judgement and the actual loss eventually sustained may be more or less than estimated.

The Company recorded bad debt expense of $1.1 million (2008 – $3.1 million) for the year ended December 31, 2009.  As at December 31, 2009, “Accounts receivable” comprised 4.9% of total assets.  Included in this balance was a provision of $3.7 million for doubtful accounts, or 3.6% of accounts receivable (as at December 31, 2008 - $3.2 million for doubtful accounts, or 1.4% of accounts receivable).  The Company believes its allowance for doubtful accounts as at December 31, 2009 is adequate to provide for probable losses existing in accounts receivable.

Fair value measurement

The Company measures its derivative and non-derivative financial instruments at fair value, defined as the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining fair value measurements, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

An established fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is both available and significant to the fair value measurement.  Three levels of inputs may be used to measure fair value:

Level 1                –       Quoted prices in active markets for identical assets or liabilities.

Level 2	–
  Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	–	Inputs that are generally unobservable and are supported by little or no market activity and that are significant to the fair value determination of the assets or liabilities.

The determination of fair value requires judgements, assumptions and estimates and may change over time.

The following table presents information about the fair value of the Company’s derivative and non-derivative instruments designated as hedging instruments and measured or disclosed at fair value on a recurring basis at December 31:

	2009	2008	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$13.6	$–	2	(1)	Prepaids and other
Currency contracts	3.1	0.5	2	(1)	Other assets
	$16.7	$0.5

Liabilities
Currency contracts	$–	$27.4	2	(1)	Accounts payable and accrued liabilities

(1)
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

The following table presents information about the fair value of the Company’s derivative and non-derivative financial instruments not designated as hedging instruments and measured on a recurring basis at December 31:

	2009	2008	Fair value hierarchy		Balance sheet classification

Assets
Currency contracts	$2.3	$–	2	(1)	Prepaids and other
Currency contracts	–	34.2	2	(1)	Other assets
Commodity swap contracts	–	1.3	2	(2)	Prepaids and other
	$2.3	$35.5

Liabilities
Commodity swap contracts	$–	$2.4	2	(2)	Accounts payable and accrued liabilities

Fair value of the Company’s derivatives are classified under Level 2 (inputs that are observable; directly or indirectly) as they are measured as follows:

(1)
The fair value of forward currency contracts is measured using the discounted difference between contractual rates and market future rates.  Interest rates, forward market rates, and volatility are used as inputs for such valuation techniques.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

(2)
The fair value of commodity swap contracts is measured using the discounted difference between contractual rates and market rates.  The fair value of natural gas commodity options is measured using techniques derived from the Black-Scholes pricing model.  The Company incorporates credit valuation adjustments to appropriately reflect both its own non-performance risk and the counterparty’s non-performance risk in the fair value measurements.

Income taxes

The amounts recorded for future income tax assets and liabilities are based on various judgements, assumptions and estimates.  Future tax assets and liabilities are measured using enacted tax rates for the years in which assets and liabilities are expected to be recovered or settled.  A projection of taxable income and estimates of the ultimate recovery or settlement of temporary differences are made for these years.  The projection of future taxable income is based on management’s best estimate and may vary from actual.

The Company’s future tax assets are mainly composed of temporary differences relating to employee future benefits and loss carry-forwards.  Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment.  Estimating the ultimate settlement period for these temporary differences requires making judgements.  The reversal of these temporary differences is expected to be at future substantially enacted rates which could change due to changes in income tax laws.  As a result, a change in the timing of reversal or in the income tax rate could materially affect the future tax expense recorded in the consolidated statement of earnings.  A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing income tax expense by approximately $0.8 million.

In addition, the Company records provisions for federal, provincial and foreign taxes based on the respective tax laws of the jurisdictions in which it operates and on its judgement as to the appropriate allocation of income and deductions to these jurisdictions.  Canadian, U.S. and international tax laws are subject to interpretation, and the Company’s judgement may be challenged by taxation authorities.  In such circumstances, the final resolution can result in settlements that differ from the Company’s estimated amounts.

12	CHANGES IN ACCOUNTING POLICIES

In February 2008, the Canadian Institute of Chartered Accountants Accounting Standards Board confirmed that a changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP would be required for publicly accountable enterprises’ interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  This decision establishes standards for financial reporting with the aim of consistency in the global marketplace.  In September 2009, the Canadian Securities Administrators affirmed the proposal that Canadian public companies registered with the U.S. Securities Exchange Commission (“SEC”) could retain the option to prepare their financial statements under U.S. GAAP instead of IFRS.

Effective for its year ended December 31, 2009, the Company has chosen to adopt U.S. GAAP for presentation of its consolidated financial statements for Canadian and United States reporting requirements.  Historically, the Company has presented its annual and interim consolidated financial statements in accordance with Canadian GAAP and reconciled to U.S. GAAP the material recognition, measurement and presentation differences in the annual consolidated financial statements.  As a result of its transition to U.S. GAAP, the Company has presented its 2009 annual audited consolidated financial statements in accordance with U.S. GAAP and included reconciliation of material recognition, measurement and presentation differences to Canadian GAAP.  The decision to adopt U.S. GAAP was approved by the Company’s Board of directors after due consideration of the benefits and disadvantages of reporting under U.S. GAAP versus IFRS.

More information on the impact of U.S. GAAP on the Company’s consolidated earnings and consolidated balance sheets is presented in note 33 “Reconciliation of United States and Canadian General Accepted Accounting Principles” to the Company’s consolidated financial statements for the year ended December 31, 2009.

During 2009, the Company adopted the following new pronouncements issued by the Financial Accounting Standards Board (“FASB”):

•
In July 2009, the FASB Accounting Standards Codification (“ASC”) became the single source of authoritative U.S. GAAP for non-government entities.  The ASC hierarchy consists of two levels, authoritative literature, and non-authoritative literature.  The ASC does not change GAAP, but is designed to simplify access to and research on authoritative GAAP.  The authority of the rules and interpretive releases of the U.S. SEC has not changed as a result of the implementation of the ASC.  The ASC is effective for financial statements issued for interim and annual periods ended September 15, 2009.  The Company adopted the FASB ASC in the preparation of its annual consolidated financial statements for the year ended December 31, 2009.

•
In May 2009, the FASB issued a Subsequent Events Topic in the ASC, which establishes general standards of accounting for and disclosure of subsequent events.  The Topic is based on the same principles as currently exist in the auditing standards and requires disclosure of the date through which an entity has evaluated subsequent events and is effective for interim or annual financial periods ending after June 15, 2009.  The Company adopted the disclosure requirements of this Topic in its annual consolidated financial statements for the year ended December 31, 2009.

•
In December 2008, the FASB amended the Compensation-Retirement Benefits Topic of the ASC.  The amendments provide guidance on an employer’s disclosure regarding plan assets of a defined benefit pension or other post-retirement plan and require disclosures surrounding how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies.  Additional disclosures include (i) the major categories of plan assets, (ii) the inputs and valuation techniques used to measure the fair value of plan assets, and (iii) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and the significant concentrations of risk within plan assets.  The disclosures are effective for fiscal years ending after December 15, 2009.  Upon initial application, the amendments to this Topic are not required for earlier periods that are presented for comparative purposes.  The Company adopted the disclosure requirements of this Topic in the preparation of its annual consolidated financial statements for the year ended December 31, 2009.

•
In March 2008, the FASB amended the Derivatives and Hedging Topic of the ASC.  The amendments expand quarterly disclosure requirements about an entity’s derivative instruments and hedging activities.  The amendments are effective for fiscal years beginning after November 15, 2008.  The Company adopted the disclosure requirements of this Topic in its annual consolidated financial statements for the year ended December 31, 2009.

•
In December 2007, the FASB amended the Consolidation Topic of the ASC as it relates to how an entity accounts for identifiable assets acquired, liabilities assumed, non-controlling interests acquired, and goodwill acquired, and how it determines the disclosures required as part of a business combination.  The amendments apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company adopted these amendments in the preparation of its annual consolidated financial statements for the year ended December 31, 2009.

•
The amendments to the Consolidation Topic of the ASC in December 2007 included changes to the Topic as it relates to the presentation and disclosure for entities that have equity investments not attributable to the parent, called non-controlling interests or minority interests.  The amendments establish where and how to report non-controlling interests in the consolidated statements of financial position and operations, and how to account for changes in non-controlling interests, and also establish disclosure requirements.  The amendments are effective for fiscal years beginning on or after December 15, 2008.  The Company adopted the amendments in the preparation of its annual consolidated financial statements for the year ended December 31, 2009.

13	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In June 2009, the FASB amended the Consolidation Topic of the ASC, as it relates to the consolidation of variable interest entities.  The amendments change how an entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated.  Qualified special-purpose entities will no longer be exempt from consolidation requirements.  The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance.  The amendments to this topic are effective January 1, 2010.  The Company is currently assessing the impact that the amendments would have on its financial statements or disclosures.

14	RISKS AND UNCERTAINTIES

The Company may be unable to meet its cash requirements for operations or to pay or refinance its outstanding debts as they mature, and may be unable to secure additional funding sources.

The Company’s principal cash requirements are for ongoing operating costs including pension contributions, working capital fluctuations, and capital expenditures, as well as principal and interest payments on debt.  Assuming no further deterioration in the Company’s business, the Company anticipates that operating cash requirements for 2010 can be funded through internally generated funds from operations and, where necessary, advances under the Company’s ABL Facility.  However, in the event of a further deterioration in the Company’s business or if the current market conditions continue for a prolonged period, these sources may not be sufficient to meet cash requirements for operations and additional funding sources may be required.  Additional funding sources will also be required to repay the Company’s outstanding debt as it matures.  In normal market conditions, such additional funding would typically be obtained through the issuance of debt and/or equity securities.  However, credit and capital markets have been volatile over the last several years and market access for non-investment grade companies, including the Company, has been limited or non-existent for extensive periods of 2008 and 2009.  Accordingly, there can be no assurance that the Company will be able to access debt or equity markets to the extent necessary to fund any shortfall arising from operations or to repay or refinance the Company’s outstanding debt as it matures.

The Company’s current President and Chief Executive Officer has resigned from such positions effective end of May, 2010.  If the Company does not employ a new President and Chief Executive Officer by the time of his departure, it will not have an executive officer to perform important managerial and oversight functions.

On January 25, 2010, the Company’s Board of directors accepted the resignation of its President and Chief Executive Officer, Richard Garneau, who will be leaving the Company at the end of May, 2010.  The Company’s Board of directors has established a search committee to identify candidates for President and Chief Executive Officer.  However, no assurances can be given that the Company will be able to select and employ a new President and Chief Executive Officer prior to the time that Mr. Garneau intends to depart. In such event, the Company would need to appoint a person to perform such responsibilities on an interim basis.  If the Company is not able to employ a new President and Chief Executive Officer by the time of Mr. Garneau’s departure, it will not have an executive officer to perform the important managerial and oversight functions customarily performed by a Company’s chief executive.  If this condition persists for an extended period, the Company’s business, financial condition and results of operations could be adversely affected.

The Company may have liabilities related to future severance payments to employees at several of its mills.

Due to on-going weak market conditions, the Company has continued to curtail certain operations at its Elk Falls and Crofton mills.  As at December 31, 2009, these curtailments have affected approximately 300 hourly employees at the Elk Falls mill and approximately 70 hourly employees at the Crofton mill through protracted lay-offs.  The labour agreement between the Company and union locals provides that if an hourly employee has been on lay-off for 12 months (lay-off is defined as having the opportunity to work less than 900 hours during the 12 month period), and, at the end of that 12 month period, the Company has no plan to re-employ the employee during the three months following, the affected employee has an option of requesting a severance payment.  Employees requesting a severance payment would lose their rights of recall under the agreement.  The labour agreement between the Company and PPWC Local 2 at Crofton, has similar provisions under which severance applies, although the 900 hour threshold does not apply.  The Company estimated that should the conditions giving rise to severance at Elk Falls and Crofton be met, the potential severance payment would be approximately $19 million.  The Company did not record a liability for this contingency as of December 31, 2009 as it had not determined what the future of these operations would be and could not know how many employees would request their severance, as opposed to retaining their recall rights, should they become eligible for severance in the future.  Therefore, the likelihood, timing, and extent of any potential liability were not determinable.  Subsequent to December 31, 2009, and as at March 10, 2010, 190 hourly employees at Elk Falls had requested severance payments, resulting in an aggregate severance charge of $11.5 million.  The Company may not be able to restart the Elk Falls mill if all of the remaining hourly employees of this mill decide to forfeit their recall rights and request severances, in which case, the Company would consider permanently closing this mill.

In addition to the hourly employees on lay-off due to production curtailments, as at December 31, 2009, there were approximately 100 hourly employees who were on lay-off at the Company’s Elk Falls, Port Alberni, and Powell River mills due to restructuring and other initiatives.  These employees are entitled to rights of recall in the range of 12 to 42 months from the last day worked, but at any time may forfeit their rights of recall in exchange for severance payments.  If all affected employees exercise their severance rights at some point and thereby forfeit their recall rights, the Company estimates that the total severance payment would be approximately $3.8 million.  The Company did not record a liability for this contingency as of December 31, 2009 as the likelihood, timing, and extent of any potential liability were not determinable.  Subsequent to December 31, 2009, and as at March 10, 2010, 41 hourly employees had exercised their severance rights, resulting in an aggregate severance charge of $1.5 million.

The Company’s business is of a cyclical nature and demand for its products may fluctuate significantly.

The markets for pulp and paper products, including the Company’s products, are highly variable and are characterized by periods of excess product supply due to many factors, including:

•	Additions to industry capacity;

•	increased industry production;

•	structural changes in the industry;

•	periods of insufficient demand due to weak general economic activity or other causes; and

•	reduced inventory levels held by customers.

Demand for forest products is generally correlated with global economic conditions.  Consumption of pulp and paper products, in particular, is driven primarily by levels of advertising.  In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand for forest products, causing lower product prices and possible manufacturing downtime.  Market conditions are expected to be challenging throughout 2010 as a result of the significant weakening of the North American and global economies in 2008 and 2009.  Adverse effects on demand for the Company’s products may decrease its sales, operating income and cash flows.  In addition, the North American newsprint market is mature and North American demand declined year-over year in 2009 by 25.3%, after declining year-over-year by 11.2% in 2008, and by 10.5% in 2007.  Similarly, demand for directory paper declined year-over-year by 21.3% in 2009 and by 9.5% in 2008.  The Company believes these declines in newsprint and directory paper demand will continue long-term, although it is able to partially mitigate the impact through its ability to switch production from newsprint and directory paper to other paper grades.  In addition, demand for the Company’s products is traditionally weaker in the first half of the year.

The Company has implemented a policy of matching production to orders.  Currently, a portion of the Company’s operations are indefinitely curtailed.  Further periods of weak demand for the Company’s products may result in additional indefinite or periodic production curtailments.  Such production curtailments could have an adverse impact on the Company’s financial condition and result in the Company’s inability to generate sufficient cash flows to satisfy its operational needs.

The Company operates in a commodity market where prices may fluctuate significantly.

The pulp and paper industry is a commodity market in which producers compete primarily on the basis of price.  Prices for the Company’s products have fluctuated significantly in the past and may fluctuate significantly in the future, principally as a result of market conditions of supply and demand, as well as changes in exchange rates.  The Company’s earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and mechanical specialty printing paper grades being the greatest.  Market prices for the Company’s products typically are not directly affected by input costs or other costs of sales and consequently the Company has limited ability to pass through increases in operating costs to its customers without an increase in market prices.  Even though the Company’s costs may increase, its customers may not accept price increases for its products or the prices for its products may decline.  As the Company’s financial performance is principally dependent on the prices it receives for its products, prolonged periods of low prices, customer refusal to accept announced price increases, or significant cost increases that cannot be passed on in product prices may be materially adverse to the Company.

Media trends may permanently affect demand for the Company’s products.

Trends in advertising, electronic data transmission and storage, and the internet could have  adverse effects on traditional print media including the Company’s products and those of its customers.  The Company’s newspaper, telephone directory and retail customers may make increasing use of other forms of media and advertising instead of newsprint, uncoated mechanical and coated mechanical papers made by the Company.  The extent to which the use of other media sources will reduce demand for the Company’s products, and the timing of any such reduction is unknown.

The Company has withheld payment of a significant portion of its property taxes in B.C.

The Company has been assessed a total of $19.2 million in municipal property taxes related to four of the B.C. municipalities in which the Company operates.  The Company petitioned the Supreme Court of B.C. for judicial review of the property taxes assessed against it for the 2009 year in these municipalities, seeking declarations that the tax rates for major industry are unreasonable and therefore beyond the municipalities’ jurisdiction.  As a result, the Company did not pay all of the property taxes assessed against it by these municipalities when due on July 2, 2009.

The Company’s petition with respect to the District of North Cowichan was dismissed on October 16, 2009.  The petitions with respect to the other three municipalities were dismissed on December 21, 2009, with the exception of that portion of the Campbell River petition relating to the Regional District property tax, which represents approximately $0.4 million of the total Campbell River property tax bill that was not paid.  The Company has appealed all four rulings to the B.C. Court of Appeal.  The first appeal relating to North Cowichan is expected to be heard on an expedited basis in mid-March 2010.  In exchange for the Company’s consent to proceed on an expedited basis, the District of North Cowichan has agreed not to initiate any collection proceedings against the Company for the outstanding taxes, penalty and interest until seven days after the appeal judgement is handed down.  If the B.C. Court of Appeal dismisses the Company’s appeal, the Company will have seven days to decide whether it wishes to seek leave to appeal to the Supreme Court of Canada.  If the Company does not seek leave to appeal, the Company has agreed to pay its outstanding 2009 taxes relating to the District of North Cowichan immediately.  In January 2010, the City of Port Alberni commenced an action in the Supreme Court of B.C. seeking payment of $3.3 million in unpaid taxes, plus applicable penalties and interest.  On March 4, 2010, the court ordered the Company to pay the unpaid taxes, penalties and interest into court, pending the outcome of the appeal of the District of North Cowichan matter.  If the appeal is successful, the Port Alberni amounts will be returned to the Company; if the appeal is not successful, the monies will be paid to Port Alberni.

Notwithstanding the court proceedings initiated by the Company, and in the absence of the Company obtaining a judicial stay as described below, the municipalities are entitled to certain remedies in connection with the unpaid amount of assessed property taxes, including seeking and enforcing a judgement to collect such taxes or retaining a bailiff to distrain against the Company’s goods, chattels and inventory and selling them to recover the debt.  In addition, the outstanding debt for property taxes in each municipality is a special charge upon the Company’s lands and improvements in the respective municipality.  This special charge has priority over any claim, lien, privilege or encumbrance of any person except the Crown on the lands and improvements.  The unpaid taxes are subject to a 10% penalty (except in Port Alberni where the penalty was 5% on July 2, 2009 and 5% on October 1, 2009) and after December 31, 2009, will bear compound interest at the prime rate of interest of the principal bank to the Province of B.C. plus 3% per annum.  As of March 11, 2010, the total amount of unpaid taxes, together with the applicable penalties and interest, is $14.8 million.

Payment of the outstanding tax amount together with applicable penalties and interest at any time would extinguish all of the municipalities’ enforcement rights related to non-payment.  If a municipality sought to enforce one or more of the remedies described above before the conclusion of the court proceedings initiated by the Company, the Company could seek a stay preventing the municipality from enforcing those rights until final determination of the legal issues had been made.  The decision to order a stay would be at the discretion of the court.  While a stay would halt enforcement pending judgement in the initial court proceedings, it would not remove the municipality’s special charge upon the affected lands and improvements as described above.  If any 2009 taxes remain unpaid on September 26, 2011, the municipality must proceed to a tax sale.  In that event, the Company would have until September 26, 2012, to redeem the property by paying all outstanding taxes, penalties, interests and fees to the date of redemption.

The Company is subject to the risks of exchange rate fluctuations.

Nearly all of the Company’s sales are based upon prices that are set in U.S. dollars, while a substantial portion of its costs and expenses are incurred in Canadian dollars and its results of operations and financial condition are reported in Canadian dollars.  The value of the Canadian dollar in relation to the U.S. dollar has increased significantly in recent years.  An increase in the value of the Canadian dollar relative to the U.S. dollar would reduce the amount of revenue in Canadian dollar terms realized by the Company from sales made in U.S. dollars.  This would reduce the Company’s operating margin and the cash flow available to fund its operations and to service the portion of its debt that is denominated in Canadian dollars.

Fluctuations in foreign currencies affect the Company’s competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company’s competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries compared to the Canadian dollar.

The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 8.625% senior notes, its 7.375% senior notes and, as of March 10, 2010, its 11.0% senior notes.  For the purposes of financial reporting, any change in the value of the Canadian dollar against the U.S. dollar during a given financial reporting period would result in a foreign currency gain or loss on the translation of U.S. dollar cash and cash equivalents or U.S. dollar-denominated debt into Canadian currency.  Consequently, the Company’s reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses.

Under a board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S. dollar-denominated debt.  The Company’s hedging policy for revenues includes 0% to 67% of 0- to 12-month and 0% to 25% of 13- to 24-month U.S. dollar net exposure.  The revenue hedge program offsets the impact of any rapid movements in currency by 20% to 50% over the near term.  In addition, the Company considers future U.S. dollar revenues to provide a partial natural hedge for its U.S. dollar-denominated debt, which as of December 31, 2009 was US$604.2 million.  The Company’s hedging policy for its U.S. dollar-denominated debt includes 0% to 60% of U.S. dollar net exposure.  However, no assurance can be made that the Company will engage in any hedging transactions or, if it decides to engage in any such transactions, that it will be successful in eliminating currency exchange risks and that changes in currency exchange rates will not be materially adverse to the Company.

The Company faces significant global competition.

The markets for the Company’s products are highly competitive on a global basis.  The Company generally competes with American, European and Asian producers.  Many of these competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company’s competitors are lower-cost producers than the mills the Company operates.

In addition, the following factors, among others, will also affect the Company’s ability to compete:

•	The quality of its products and customer service;

•	its ability to maintain high plant efficiencies and operating rates and thus lower manufacturing costs;

•	the cost of energy; and

•	the availability, quality and cost of fibre and labour.

Some of the Company’s competitors have lower energy, furnish and labour costs and fewer environmental and governmental regulations to comply with than the Company does.  Others are larger in size, allowing them to achieve greater economies of scale on a global basis.  There may be a materially adverse impact on the Company were it unable to successfully compete on a global basis and achieve sufficient economies of scale.

The Company faces risks related to its international sales.

A significant portion of the Company’s sales are outside of Canada and the United States.  For example, approximately 97% of the Company’s pulp sales volume and 15% of its paper sales volume were derived from markets outside of Canada and the United States in the year ended December 31, 2009.  As a result, the Company faces a number of risks and challenges, including, but not limited to:

•	The effective marketing of its products in these global regions;

•	fluctuations in foreign currencies which may make its products less competitive in countries whose currencies decline in value relative to the Canadian dollar;

•	restrictive government actions, such as the imposition of trade quotas, tariffs and other trade barriers, and restrictions on transfers of funds;

•	changes in non-Canadian labour laws and regulations affecting its ability to hire, retain or dismiss employees;

•	the need to comply with multiple and potentially conflicting laws and regulations;

•	unfavourable business conditions or political or economic instability in a country or region;

•	higher transportation costs reflecting increases in the price of oil; and

•	difficulty in obtaining distribution and sales support.

The Company is exposed to fluctuations in the cost and supply of wood fibre.

The Company’s operations are dependent on the supply of wood fibre by third parties as it has no significant timber holdings.  Approximately 65% of the Company’s fibre needs are provided by five suppliers.  The Company’s fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, and material curtailments and shutdown of operations by suppliers for market or other reasons.  Market-related curtailments or shutdowns can be influenced by both seasonal and cyclical factors, such as raw material availability, finished goods inventory levels, interest rates and underlying demand for lumber in key markets.

Long-term fibre agreements with third parties are based on market prices or on prices determined under market-based formulas and represent approximately 69% of purchases by the Company’s pulp and paper mills.  The solid wood segment of B.C.’s forest industry has undergone significant consolidation and downsizing.  As a result, no assurance can be made that the Company will continue to have access to wood fibre at levels previously achieved.  As a result, costs may have the potential to be adversely affected by forces beyond the Company’s control.

In 2009, housing starts in the United States declined approximately 39% from 2008, which was already 33% below the level of 2007.  The weak U.S. housing market caused production curtailment for B.C.’s lumber producers, and this resulted in a reduction in residual fibre supply available to the Company.  As the Company took extensive market-related curtailment during 2008 and 2009, this reduction in available fibre did not impact the level of production during those years, except for the permanent closure of the Elk Falls pulp mill and white top linerboard operation in 2008.  However, if demand for the Company’s products was to increase significantly there is no assurance that the Company could obtain sufficient fibre to operate at full pulp and paper capacity.

The current infestation of the mountain pine beetle in the interior of B.C. has reduced the long-term fibre supply in the region.  The beetle attacks lodgepole pine forests and, once attacked, pine trees typically die within a year.  Approximately 40% of the Company’s fibre supply comes from the B.C. interior and is used primarily by the Powell River paper mill and Crofton kraft pulp mill.  The infestation could have a significant impact on the availability, quality and cost of fibre used by those mills.

In addition, government regulations and aboriginal issues may also lower the availability of wood fibre.  The Province of B.C. owns approximately 95% of all timberlands and could introduce legislation to reduce wood-fibre supply.  Aboriginal groups have claimed aboriginal title over substantial portions of B.C.’s timberlands, including areas where the forest tenures held by the Company’s suppliers are located.  Although the renewal of forest tenures held by the Company’s suppliers may be adversely affected by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of ONP, used to manufacture DIP, which is used as fibre for the Company’s recycled products.  The Company’s ownership of western Canada’s largest paper recycling facility located in Coquitlam, B.C., enables it to produce 100% of the DIP required by its mills in B.C.  Although the paper recycling facility is currently indefinitely curtailed, changes in market demand and customer requirements could result in the restart of the recycling facility.  While the supply of ONP to this facility has been reliable in the past, there is a risk that sufficient quantities of ONP may not be available to support full operation of the recycling facility or that prices for ONP may rise beyond the point at which the facility can be operated profitably.  The price of ONP may be affected by a number of factors such as export demand, recovery rates and other factors beyond the control of the Company.

The Company’s Snowflake mill makes 100% recycled newsprint from ONP.  There is a risk that sufficient quantities of ONP will not be available to the Company to support full operations at Snowflake or that an increase in ONP prices will affect the profitability of the mill.  The price of ONP may be impacted by a number of factors, such as export demand, recovery rates and other factors beyond the control of the Company.

The Company’s substantial debt may impair its financial and operating flexibility.

As of December 31, 2009, the Company had outstanding $662.7 million of recourse debt on a consolidated basis, excluding non-recourse debt of $94.1 million.  This non-recourse debt is owed by PREI in which the Company has a 50.001% interest that it consolidates into its accounts because PREI is a variable interest entity in which the Company is the primary beneficiary.

The Company has a $330.0 million asset-based revolving operating facility, which matures in August 2013.  The collateral securing this facility consists of the accounts receivable, inventories, and cash of the Company as well as a first charge on the property, plant and equipment of the Snowflake mill and related operations.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory, less certain reserves.  As of December 31, 2009, $74.3 million was available to be drawn under the ABL Facility, after taking into account a covenant that requires the Company to maintain $35.0 million in availability under the ABL Facility.  The ABL Facility includes financial covenants to maintain shareholders’ equity above $639.0 million, maintain excess availability above $35.0 million and to not make capital expenditures in excess of 120% of the annual budget.

The Company’s debt agreements contain, and future debt agreements will likely contain, various restrictive and financial covenants, including restrictions on its ability to incur debt, sell assets, make investments, pay dividends, secure liens, enter into transactions with affiliates and enter into mergers, consolidations or acquisitions.  All of these restrictions, together with the Company’s substantial debt, could:

•	Limit its ability to obtain additional financing to fund its growth strategy, working capital, capital expenditures, debt service requirements or other purposes;

•	limit its ability to use operating cash flow in other areas of its business, because it must use a portion of these funds to make principal and interest payments on its debt;

•	increase its vulnerability to interest rate fluctuations because the debt under its ABL Facility is at variable interest rates;

•	limit its ability to compete with companies that have more flexibility in the use of their cash flow;

•	limit its ability to make investments or take other actions; and

•	limit its ability to react to changing market conditions, changes in its industry and economic downturns.

The Company’s ability to satisfy its debt obligations will depend upon its future operating performance and its ability to obtain additional debt or equity financing when necessary. Prevailing economic conditions and financial, business and other factors beyond its control may affect the Company’s ability to make these payments.  For example, the Company has been and may continue to be adversely affected by depressed market and other conditions, including (i) the current state of the global economy in general and tighter credit markets in particular, and (ii) a challenging operating environment making it more difficult to generate sufficient cash flows due to (a) the significant decreases in demand, particularly in North America, for newsprint and directory paper, and other products (b) the strength of the Canadian dollar versus the U.S. dollar, and (c) the pricing environment for both paper and pulp products.  If in the future the Company cannot generate sufficient cash from operations to meet its obligations, it will need to renegotiate its loan agreements, refinance all or part of its notes, obtain additional financing or sell assets.  No assurance can be made that the Company’s business will generate sufficient cash flow or be able to obtain the funds necessary to satisfy these obligations or that it will be able to obtain additional or alternative financing.

Similarly, if the Company breaches or is unable to meet the restrictions or financial covenants under its ABL Facility or under the indentures relating to its 2011 notes and 2014 senior notes, or other credit facilities and debt agreements it may enter into in the future, including as of March 10, 2010, the indenture relating to the new 2016 senior notes, the Company would have to cure the default, obtain a waiver of the default or enter into an appropriate amendment to these agreements.  If the Company is not able to cure such default, obtain such waiver or enter into such amendment, a significant portion of its debt, including all of its secured debt, would become immediately due and payable.  The Company may not have, or be able to obtain, sufficient funds to make accelerated debt payments if required.  No assurance can be made that the Company will be able to effectively cure a breach or obtain debt or equity financing or sell assets as an alternative means of responding to a breach.  As of December 31, 2009, the Company was in compliance with the covenants under both the agreement governing its ABL Facility and the indentures governing its 2011 notes and 2014 senior notes.  The Company’s fixed-charged coverage ratio under the senior notes, calculated on a trailing 12-month basis, was 1.5:1 as of December 31, 2009.

The Company’s ABL Facility provides it with financing at floating interest rates.  Future debt instruments may also be based on floating interest rates.  The interest rates charged on the ABL Facility depend on the excess availability the Company has under the facility.  Accordingly, changes in excess availability reduce or increase the Company’s borrowing costs.

The Company has incurred losses in recent periods and may incur losses in the future that may affect liquidity and ongoing operations.

As of December 31, 2009, the Company had recorded net losses in eight of the last 12 quarters.  These losses were driven by reduced prices, weak market demand and fibre shortages, resulting in production curtailments and closure of operations.  The strengthening Canadian dollar also contributed to these losses.  The Company will not achieve and maintain profitability in future periods if its revenues do not increase sufficiently, or if revenues increase but the Company is unable to manage its expenses.  Should the Company continue to be unable to return to sustained profitability in future periods, funds generated through operations may not be sufficient to meet operating cash requirements and the Company will need to rely to a greater extent on the ABL Facility to fund operating costs.  The ABL Facility may not be available or may be insufficient to meet cash requirements for operations in such circumstances and additional sources of funds may be required.  No assurance can be given that the Company will be able to access debt or equity markets to raise such funds or obtain any other source of financing.  The failure to obtain such funds could adversely affect the Company’s operations and its ability to comply with covenants under the ABL Facility or senior notes.

Labour disruptions could have a negative impact on the Company’s business.

Approximately three-quarters of the Company’s existing pulp and paper mill employees in its Canadian operations are members of the CEP, PPWC or the Canadian Office and Professional Employees Union (“COPE”).  Collective agreements with the CEP and PPWC locals at Crofton, Elk Falls, and Powell River were renegotiated in 2008 and expire in April 2012.  A collective agreement with CEP locals at Port Alberni was also renegotiated in 2008 and expires in April 2013.  Surrey distribution centre employees are members of the Christian Labour Association of Canada (“CLAC”) and two employees at the Port Alberni operations are members of COPE.  The collective agreements with each of CLAC and COPE expire in April 2012.  Most hourly employees at the Snowflake mill are members of the United Steelworkers (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”).  Hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.  The collective agreements with the USW, IBEW ,UTU and Carpenters Union expire in 2011.  The Company does not anticipate labour disruptions in its operations.

Claims of aboriginal title and rights in Canada may affect the Company’s operations.

The Company’s ability to operate its manufacturing facilities may also be affected by aboriginal groups’ claims of aboriginal title and rights.  The governments of Canada and B.C. have established a formal process to negotiate settlements with aboriginal groups throughout B.C. in order to resolve these land claims.  It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations.  The Powell River mill site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in 2005 in the Supreme Court of B.C.  While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and B.C., counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with these two governments and have no intention of proceeding with the action at this time.  Based on the history of similar proceedings, the Company expects that it would be many years before a final court decision could be rendered if the proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and B.C. are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect decisions, such as a decision to issue or amend a regulatory permit, may affect aboriginal groups’ rights or title.  This duty of consultation and accommodation may affect the Company’s ability to obtain or amend necessary regulatory permits on a timely basis and may influence the conditions set out in such permits.

Increases in energy costs could have a negative impact on the Company’s business.

The Company is a significant consumer of electrical power.  The Company’s electricity supply agreements are provincially regulated, and pricing has historically been very stable.  However, in recent years BC Hydro and Power Authority (“BC Hydro”) has sought, and to some extent achieved, rate increases above historical levels.  Although much of the impact of these rate increases has been offset by the Company through reductions in usage at the highest incremental power rate, the Company expects BC Hydro rate increases to be more significant in the future in response to a new B.C. energy policy mandating self-sufficiency by 2016 and reflecting the higher cost of marginal resources.  The Company believes B.C.’s electricity rates will continue to be low relative to other regions in North America, although future changes in electricity prices could have a significant impact on the Company’s earnings.

The majority of fossil fuels used by the Company, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.  The Company has sought to reduce the cost of energy by reducing fossil fuel usage through increased use of wood waste (“hog fuel”) and has invested in energy-efficient hog fuel boilers at its mills. However, hog fuel availability is dependant on sawmill operating rates, which are subject to the strength of the lumber market.  During periods of 2009 in which natural gas prices were low, the Company aggressively pursued opportunities to reduce hog fuel consumption.

A portion of the Company’s exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply agreements under an energy program approved by its Board of directors.  The Company’s energy hedging policy is restricted to 0% to 70% of the net exposure for oil and gas.  In addition, when technically feasible and subject to emissions permits, the Company reduces its exposure to fossil fuel prices through the substitution of lower-priced alternatives.

Freight charges and chemical expenses also vary with oil and diesel fuel prices.

The Company is subject to significant environmental regulation.

The Company is subject to extensive environmental laws and regulations which impose stringent standards on it regarding, among other things:

•	Air emissions;

•	water discharges;

•	use and handling of hazardous materials;

•	use, handling and disposal of waste; and

•	remediation of environmental contamination.

The Company may be required to incur substantial costs to comply with environmental laws. Enforcement of existing environmental laws and regulations has become increasingly strict. Some of the Company’s operations are also subject to stringent permitting requirements and from time to time it faces opposition to construction or expansion of proposed facilities, such as landfills.  The Company may discover currently unknown environmental liabilities in relation to its past or present operations or at its current or former facilities, or it may be faced with difficulty in obtaining project approvals in the future.  These occurrences may (i) require site or other remediation costs to maintain compliance or correct violations of environmental laws and regulations, (ii) result in denial of required permits, (iii) result in government or private claims for damage to person, property or the environment, or (iv) result in civil or criminal fines and penalties or other sanctions.

On February 20, 2008, the B.C. government announced a broad-based carbon tax on fossil fuels, commencing July 1, 2008.  For the year ended December 31, 2009, the Company paid $2.4 million related to this carbon tax and the impact may increase in future years, due to the announced annual increases in the carbon tax rates for various fuel types.  These increases may be mitigated depending on the Company’s ability to decrease its use of fossil fuel.

The federal government of Canada has indicated its intent to regulate priority air pollutants and GHGs under the Canada Clean Air Act and the Canadian Environmental Protection Act.  The forest products sector is expected to be one of the targeted sectors for regulation under both acts.  The priority air pollutants include particulate matter and sulphur oxides (“SOx”).  Under the proposed targets, the Company’s Crofton mill may be required to reduce particulate matter and SOx emissions.  The cost of making any such reductions is currently unknown.  In January 2010, the federal government, as part of its commitment to the Copenhagen Accord, announced a GHG reduction target of 17% by 2020 based on 2005 emissions.  It is unknown what the federal government’s final position on these initiatives will be, as none have been enacted into law.

The Province of B.C. is a signatory to the Western Climate Initiative (WCI), a collaboration of four provinces and seven U.S. states, whose mandate is to achieve a 15% reduction in GHGs below 2005 levels among member entities by 2020.  In addition, the B.C. government has announced its goal of reducing the provincial release of GHGs by 33% by 2020, based on 2007 levels, with interim reduction targets of 6% by 2012 and 18% by 2016.  The WCI and B.C. have stated their intention to implement a cap and trade system by 2012.  It is too early to determine the impact on the Company and whether the Company will have a deficit or surplus of carbon credits under any relevant regulatory cap and trade scheme.

On November 25, 2009, B.C.’s GHG reporting regulation was passed by the B.C. government and became effective January 1, 2010.  The regulation includes requirements for calculating and reporting GHG emissions from facilities that release 10,000 tonnes or more of GHGs per year plus third-party verification at facilities that release 25,000 tonnes or more.  This new regulation will affect at least three of the Company’s five paper mills.

The finalization of Canadian federal and provincial climate change regulation may depend on regulatory initiatives undertaken in the U.S.  It is, therefore, too early to determine the overall impact of these initiatives on the Company or when they may come into effect.

The United States has indicated its intention to introduce more stringent environmental regulation and implement policies designed to reduce GHG emissions.  An energy and climate change bill was passed by the U.S. House of Representatives in June 2009 setting a GHG reduction target of 17% below 2005 levels by 2020 increasing to 83% by 2050.  The Senate is currently reviewing this bill with a vote expected later this year.  On December 29, 2009, the U.S. Environmental Protection Agency’s Mandatory Reporting of Greenhouse Gases Rule came into effect.  This will require the Snowflake mill to install a continuous monitor on its power boiler stack to monitor and report on carbon dioxide emissions.

It is too early to determine the full impact these laws and policies will have on the Company’s Snowflake operations, but the Company could be required to incur additional capital expenditures, purchase offset credits, or take other actions that increase the capital or operating costs at the mill.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate-change-related concerns.  If and to the extent the Company operates or offers its products for sale in such jurisdictions it may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes, to comply with any such initiatives.

The Company is dependent on the supply of certain raw materials.

In addition to wood fibre and ONP, the Company is dependent on the supply of certain chemicals and other inputs used in its production facilities.  Any disruption in the supply of these chemicals or other inputs could affect the Company’s ability to meet customer demand in a timely manner and harm its reputation.  Any material increase in the cost of these chemicals or other inputs could have a negative impact on the Company’s profitability.

Increases in capital and maintenance expenditures and equipment failures could have a negative impact on the Company’s business.

The Company’s business is capital intensive.  Its annual capital expenditures may vary due to fluctuations in requirements for maintenance, business capital, and expansion, and as a result of changes to environmental regulations that require capital for compliance.  In addition, the Company’s senior management and Board of directors may approve projects in the future that will require significant capital expenditures.  Furthermore, while the Company regularly performs maintenance on its manufacturing equipment, key pieces of equipment in its various production processes may still need to be repaired or replaced.  The costs of performing maintenance and capital work, or the failure to generate or obtain sufficient funds to enable us to maintain or upgrade our facilities as required, could have an adverse effect on our business and operations.  In addition, the Company may temporarily suspend its operations at one or more of its manufacturing facilities to perform necessary maintenance or capital work.  These temporary suspensions of operations could affect the Company’s ability to meet customer demand in a timely manner.  Any failure to meet customer demand would harm the Company’s reputation and could be materially adverse to the Company.

The Company may be subject to periodic litigation which could result in unexpected expenditures of time and resources.

The Company may from time to time become party to claims and litigation proceedings, which are generally related to contract disputes and employment law.  Such matters are subject to many uncertainties and the Company cannot predict with assurance the outcomes and ultimate financial impacts of them.  There can be no guarantees actions that may be brought against the Company in the future will be resolved in its favour or that the insurance the Company carries will be available or paid to cover any litigation exposure. Any losses from settlements or adverse judgements arising out of these claims could be materially adverse to the Company.

The Snowflake mill is dependent on the Little Colorado River for its water requirements.  The Little Colorado River Adjudication, filed in 1978, is pending in the Superior Court of Arizona, Apache County.  The purpose of this adjudication is to determine the nature, extent and relative priority, if applicable, of the water rights of all claimants to the Little Colorado River system and source.  There are more than 3,500 claimants, including Snowflake.  Native American tribes and the United States government contend that Snowflake’s withdrawal and use of water impermissibly interfere with water rights based on applicable U.S. federal law.  The prior owners of Snowflake deny this contention.  However, an adverse determination could restrict Snowflake’s access to water and may be materially adverse to the Company.

Furthermore, securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Company extends trade credit to its customers and they may not pay the Company promptly or in full.

The Company extends trade credit to most of its customers to facilitate the purchase of its products.  The Company relies on the creditworthiness of such customers.  Some of the Company’s customers operate in highly competitive, mature, cyclical or low-margin businesses. Some are highly leveraged financially or are experiencing negative cash flows such that they may need to refinance, restructure, file for bankruptcy protection or go bankrupt.  Volatile capital market conditions or illiquid financial markets may result in the Company having a higher preponderance of such customers during an economic downturn.  The failure of such customers to pay the Company promptly and in full under the terms of the trade credit the Company extends to them could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow and its ability to satisfy its obligations under its debt.

The Company is dependent upon certain of our management personnel.

The continuity of the Company’s operations is influenced strongly by its ability to attract and retain senior management with relevant industry experience.  The Company’s ability to retain executive officers and the current management team will continue to be important to successful implementation of business strategy.  The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on the Company’s business and financial results.

Consumer boycotts or increases in costs due to chain-of-custody programs may adversely affect demand for the Company’s products.

Some customers have become sensitive to issues related to harvesting of old growth forests and require that the Company supply products that are not produced from these forests.  A growing number of customers want to purchase products that originate from sustainable managed forests, as validated by certification programs.  The Company has implemented an independent chain-of-custody system to verify that select paper products at its Crofton, Elk Falls, Port Alberni and Powell River mills contain 100% certified wood fibre.  However, the Company may be required to establish additional or more stringent chain-of-custody certification programs to meet its customers’ demands.  This may increase its costs.  If the Company cannot successfully establish such programs, demand for its products may be adversely affected. Also, the Company may be the subject of organized boycotts or similar actions by environmental or other groups, which may adversely affect demand for its products.

The Company’s insurance is limited and subject to exclusions.

The Company has obtained insurance coverage that it believes would ordinarily be maintained by an operator of facilities similar to its own.  The insurance policies are subject to limits and exclusions.  Damage to or destruction of the Company’s facilities could result in claims that are excluded by its insurance policies or exceed the limits of its policies.

The Company’s mills are located in seismically active areas.

Since Vancouver and the south coast of B.C. are located in a seismically active area, the Company is particularly susceptible to the risk of damage to or total destruction of four of its mills and the surrounding transportation infrastructure caused by earthquakes.  Furthermore, four of the Company’s mills are located directly adjacent to the ocean, and the south coast of B.C. is an area that could be susceptible to similar damage caused by tsunamis.  The Company may not be insured sufficiently to cover the total amount of any losses caused by an earthquake or tsunami.  In addition, the Company’s insurance against losses resulting from interruptions in its operations due to damage to or destruction of these mills or to major transportation infrastructure caused by earthquakes or tsunamis or other natural events, is subject to limits and deductions that may limit the amount recoverable.

Post-retirement plan obligations may affect the Company’s financial condition.

The Company maintains defined benefit pension plans and other post-retirement benefit plans for health care and life insurance.  As at December 31, 2009, the underfunded liability relating to the defined benefit pension plans was $119.1 million and the underfunded liability relating to other post-retirement benefit plans was $189.3 million.  Post-retirement funding requirements are dependent on various factors, including interest rates, asset returns, regulatory requirements for funding purposes, and changes to plan benefits.  In 2010, the Company is required to make a contribution of $0.8 million in excess of its annual pension expense to satisfy a portion of the underfunded liability of the defined benefit pension plan.  The Company expects to continue to make contributions to fund post-retirement plan obligations and to meet legal funding obligations for the defined benefit pension plan.  No assurance can be made that the plans’ underfunded liability will not be materially adverse to the Company in the future.

The Communications, Energy and Paperworkers Union of Canada Locals 1, 76, 592 and 686 (the “Locals”), representing hourly employees at the Powell River and Port Alberni mills, have applied to the Labour Relations Board of British Columbia for a declaration that the Company is responsible for certain post-retirement medical and extended health benefits for some retired employees who were represented by the Locals and who retired from MacMillan Bloedel Limited (now Weyerhaeuser Company Ltd.).  Pacifica Paper Inc. acquired the Powell River and Port Alberni mills from MacMillan Bloedel Limited in 1998, and it was agreed as part of that transaction that MacMillan Bloedel Limited would remain responsible for any benefits for eligible employees who retired prior to the acquisition by Pacifica of the mills.  The Company subsequently amalgamated with Pacifica Papers in 2001.  The Locals claim that the contractual relationships between the Company, Pacifica and MacMillan Bloedel Limited do not absolve the Company (as successor to Pacifica) from any obligations which may exist in respect of these certain post-retirement benefits and that the successorship provisions of the Labour Relations Code imposed any such possible obligations on Pacifica at the time Pacifica acquired the mills. The Company does not agree with the Locals’ position and will contest the Labour Board application.  If the Local’s application is successful, the Company could incur up to  $4 million annually in additional costs.  In that event, the Company will seek indemnification from Weyerhaeuser.

A change of legal control of the Company could be materially adverse to the Company.

The Company has issued and outstanding US$354.2 million principal amount of 2011 senior notes and US$250 million principal amount of 2014 senior notes.  On March 10, 2010, pursuant to an exchange offer by the Company, US$318.7 million of 2011 senior notes were exchanged for US$280.4 million of new 2016 senior notes, leaving US$35.5 million of 2011 senior notes outstanding.  The indentures governing the notes contain covenants relating to, among other things, a “Change of Control Triggering Event” of the Company.  A Change of Control Triggering Event means the occurrence of both a “Rating Decline” and a “Change of Control”, as such terms are defined in the indentures.  Upon the occurrence of a Change of Control Triggering Event, the Company is obligated to make an offer to purchase all outstanding notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the Change of Control Payment Date, as defined in the Indentures, and in accordance with the procedures set out in the Indentures.  If a Change of Control and a Rating Decline were to occur, the Company may not have sufficient resources to fund any required repurchase of notes.

15	SENSITIVITY ANALYSIS

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with price changes on specialty printing paper grades and newsprint having the greatest effect.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe.  The majority of sales are denominated in foreign currencies, principally the U.S. dollar.  As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly affected by changes in prices and terms of energy-supply contracts, as it is a significant consumer of electrical power, fossil fuels and input materials whose pricing is highly correlated to energy costs.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, hog fuel and ONP.

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be affected by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA1	Net earnings2	Earnings per share

Product prices3
A US$10 per tonne change in the sales price of:
Specialty printing papers	$10	$7	$0.02
Newsprint	5	4	0.01
Pulp	2	2	0.00

Foreign exchange4
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$6	$4	$0.01

Energy cost sensitivity5
A 5% change in the price of:
Natural gas and oil – direct purchases	$2	$1	$0.00
Electricity – direct purchases	5	4	0.01
Coal	1	1	0.00

Fibre sensitivity5
A US$5 per unit change in the price of:
Wood chips (Bdt)	$7	$5	$0.01
ONP (ST)	3	2	0.00

1      EBITDA is a non-GAAP measure.  Refer to Section 10, “Non-GAAP measures” for further details.
2      Based on an expected tax rate of 28.5%.
3      Based on sales of Q4 2009 annualized production and foreign exchange rate of US$0.95.
4	Based on 2009 net cash flows and a movement to US$0.96 from US$0.95 and excluding the Company’s hedging program and the impact of the Company’s translation of U.S. dollar-denominated debt.
5      Based on annualized Q4 2009 consumption levels and an exchange rate of US$.0.95.

16	OUTLOOK

Paper demand is expected to continue to be weak in 2010 due to reduced print advertising for the end use markets the Company serves.  Conditions of excess supply across all markets in which the Company operates are expected to continue, resulting in low operating rates in 2010.  As a result, prices are expected to be lower in 2010 than in 2009, and the Company anticipates that production curtailment will continue.  Declining prices and volumes, combined with the expectation that the Canadian dollar will strengthen marginally in 2010 from 2009 would have a negative impact on the Company’s operating and net earnings, as well as on cash flows and liquidity.  Pulp markets are expected to remain strong in the first half of 2010.  Prices later in the year will be affected primarily by inventory levels, the amount of Chinese pulp imports and changes to global pulp capacity.

Production curtailment

The Company believes that the curtailment of machines or mills in a period of weak demand is the appropriate way to minimize its operating expenses and reduce fixed costs to offset the loss of revenue from lower volumes.  On January 21, 2010, the Company announced the indefinite curtailment of the C1 machine at Crofton, removing 140,000 tonnes of newsprint on an annualized basis.  As this curtailment significantly impacts the Company’s requirements for DIP as furnish, and owing to relatively high ONP prices and constrained availability and quality of recovered paper, the Company also announced the indefinite curtailment of its paper recycling facility on January 21, 2010, removing 175,000 air-dried tonnes of DIP capacity on an annualized basis.

The table below summarizes the production curtailment anticipated by the Company in the first quarter of 2010.

Q1, 2010 forecast production curtailment (In thousands of tonnes)	Specialty printing papers	Newsprint	Pulp	Total

Crofton 1	–	34.4	30.7	65.1
Elk Falls 2	37.7	92.0		129.7
Total	37.7	126.4	30.7	194.8

1
Curtailment includes market curtailment related to C1, which was first curtailed on December 22, 2009 and which was later curtailed indefinitely on January 21, 2010, and one line of Crofton pulp production which was indefinitely curtailed on March 8, 2009.

2	Curtailment includes market curtailment related to E1, E2, and E5, which are indefinitely curtailed.

Decisions on the specific extent of further curtailments in the first quarter and beyond will be made as required based on market conditions at the time.  If the market demand for the Company’s products were to recover to justify the restart of machines that are indefinitely curtailed, fibre supply would become a constraint depending on the timing, the amount of capacity involved, and the condition of lumber markets and sawmill operating rates at that time.

Capital spending

Capital spending for basic maintenance of business is expected to be approximately $20 million in 2010.  The Company also expects to incur capital spending of approximately $18 million related to two projects that are focused on energy efficiency and cost reduction.  The Company expects to fund these projects by utilizing $18 million of available Green Transformation Program credits.  During 2009 and continuing into 2010, capital spending was and is expected to remain at historically low levels.  The Company expects that based on current production capacity, these low levels are not sustainable over the longer term.

Liquidity, debt maturities and covenants

Liquidity at December 31, 2009 was $157.4 million, after taking into account the financial covenant to maintain excess availability above $35.0 million, and comprised cash and availability under the Company’s ABL Facility.  During 2009, the Company generated cash from operations of $101.4 million and free cash flow of $29.3 million, primarily in the first quarter of 2009.  The Company expects capital expenditures in 2010, net of any funding received through utilizing Green Transformation Program credits, will be higher than 2009.  The Company does not currently anticipate any other significant uses of cash in 2010 other than for its operations, working capital fluctuations, restructuring costs it may incur in implementing cost-reduction initiatives, costs that may be incurred related to the bond exchange, and severance payments that may become payable subject to certain contingencies as described in Section 7, “Contingent liabilities”.  The Company expects that interest costs will increase by approximately $4 million in 2010 from 2009 due to the higher interest rate associated with the new senior notes which were issued in exchange for the senior notes due in 2011 on March 10, 2010.  Cash contributions to pension plans are expected to be approximately $11 million lower in 2010 than in 2009, as a result of changes made to pension and other post-retirement benefit plans, as well as the five-year extension the Company was granted to the period within which insolvency payments are required for certain of its defined benefit pension plans.

EBITDA in 2009 was $103.5 million; however, this will be difficult to sustain in 2010 given that the key factors impacting the Company’s results are expected to remain challenging as discussed above.  The Company believes its liquidity as at December 31, 2009 is sufficient to meet its requirements in 2010; however, given the uncertain outlook for the Company’s products, there can be no assurance that its liquidity at December 31, 2009 will be sufficient to satisfy all foreseen and unforeseen obligations.

The Company has senior recourse debt that matures in June 2011.  On March 10, 2010, the Company completed the bond exchange relating to US$318.7 million of its senior notes due in 2011 leaving US$35.5 million outstanding  The bond exchange extends the maturity of the respective senior notes to December 2016, thereby reducing the refinancing risk and uncertainty surrounding the maturity of the notes.

The maturity of the Company’s long-term debt is set out in note 14, “Long-term debt” to the Company’s consolidated financial statements for the year ended December 31, 2009.  The Company’s ABL Facility has a term to August 2013.  The Company has a 50.001% interest in PREI which has non-recourse debt of $94.1 million maturing in July 2016.

The principal financial covenants on the Company’s ABL Facility are (i) maintaining minimum shareholders’ equity of $639.0 million as at December 31, 2009, (ii) maintaining minimum availability of $35 million, and (iii) restricting capital expenditures to 120% of the annual operating budget, with these values determined in accordance with Canadian GAAP.  The Company anticipates being able to meet these financial covenants in 2010.  The Company has no significant maintenance covenants attached to its other long-term debt.

For further details on the Company’s financial condition, see Section 5, “Liquidity and capital resources” and note 14, “Long-term debt” to the Company’s consolidated financial statements for the year ended December 31, 2009.

Resignation of President and Chief Executive Officer

On January 25, 2010, the Company’s Board of directors accepted the resignation of President and Chief Executive Officer Richard Garneau, who will be leaving the Company at the end of May, 2010, for personal reasons.  The Board of directors has commenced a search for a successor.

2010 key priorities

The Company continues to prepare for the challenges ahead by focusing on reducing fixed and operating costs, improving its product mix, and managing its liquidity and cash flows by focusing on cash conservation, debt maturities and investment in capital projects that provide long-term benefits to the Company.  Key priorities in 2010 are:

•	Focus on cash flows and liquidity through

o	the prudent use of capital, including limiting capital expenditures to safety needs and basic maintenance of business levels while optimizing the use of the Green Transformation Program credits; and
o	refinancing of the 2011 senior notes;

•	Maintain the Company’s focus on matching production to customer orders and keeping inventories at appropriate levels;

•	Develop higher-value recycled-content grades at the Snowflake mill, particularly hi-brite and directory grades and continue to develop the grade mix at the B.C. mills;

•	Focus on implementing initiatives to reduce operating and fixed costs through

o	implementing changes to the salaried pension and benefit plans and to retiree post-employment benefit plans;

o
identifying further opportunities to reduce fixed costs to enable the Company to more effectively manage costs during periods of production curtailment and to facilitate grade and product mix switching across machines; and

o	continuing to work with the four municipalities in B.C. in which the Company operates and with the B.C. government to reduce the municipal property tax burden to a sustainable level;

•	Continue to implement plans to reduce labour costs to $80 per tonne at all mills and develop more flexible and efficient work practices; and

•	Improve the safety performance at all mills, with a target LTI ratio of 1.0 and MIR ratio of 3.0.

17	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2009.  Based on the evaluation, the Company’s chief executive officer and chief financial officer concluded that such disclosure controls and procedures – as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in Rules13a-15(e) and 15d-15(e) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) – are effective to ensure that information required to be disclosed by the Company in reports it files or submits under applicable Canadian and U.S. securities laws is:

(i)	recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Canadian and U.S. securities regulatory authorities; and
(ii)
accumulated and communicated to the Company’s management, including the Company’s chief executive officer and chief financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving their objectives, the Company’s chief executive officer and chief financial officer do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

There were no changes in the Company’s internal control over financial reporting during the period ended December 31, 2009 that materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls (Section 404), continues to require that management (a) has the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assesses and reports on the effectiveness of internal control over financial reporting annually.  As of December 31, 2009, management has assessed the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has determined the Company’s internal control over financial reporting was effective as of December 31, 2009, and issued Management’s Report on Financial Statements and Assessment of Internal Control over Financial Statements dated March 11, 2010 to that effect.

The design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting include controls, policies and procedures of the Company’s Snowflake recycled newsprint mill effective from the date of acquisition, April 10, 2008.  Management has limited the scope of the design and maintenance of adequate disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of PREI, a variable interest entity in which the Company is the primary beneficiary.

The Board of directors’ Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors.  The Board of directors has read and approved this MD&A.  Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

18	OUTSTANDING SHARE DATA

At March 11, 2010, the Company had 381,753,490 common shares issued and outstanding.  At March 11, 2010, the Company also had 2,277,673 stock options outstanding, exercisable for 2,277,673 common shares of the Company.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or on the Canadian Securities Administrator’s electronic filing website at www.sedar.com